As filed with the Securities and Exchange Commission on April 21, 2000
                                                      Registration No. 333-47717

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                        POST-EFFECTIVE AMENDMENT NO. 4 TO

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   -----------

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                              (Exact Name of Trust)

                          LINCOLN BENEFIT LIFE COMPANY
                               (Name of Depositor)
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
          (Complete Address of Depositor's Principal Executive Offices)

                                 CAROL S. WATSON
                          LINCOLN BENEFIT LIFE COMPANY
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
                                 1-800-525-9287

                (Name and Complete Address of Agent for Service)
                                    Copy to:
                             Joan E. Boros, Esquire
                 Jordan Burt Boros Cicchetti Berenson & Johnson
                       1025 Thomas Jefferson Street, N.W.
                           Washington, D.C. 20007-5201


Securities being offered -- flexible premium variable universal life insurance policies.

                                   -----------

         It is proposed that this filing will become effective:
              immediately upon filing  pursuant  to  paragraph  (b) of Rule 485
          X   on May 1 pursuant to paragraph  (b) of Rule 485
              60 days after  filing  pursuant to paragraph (a) of Rule 485 on April 10 pursuant to paragraph (a) of Rule 485

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------

                      ORGANIZATION AND GENERAL INFORMATION


1.   (a)  Name of trust . . . . . . . . . . . . . . .   Cover, Definitions

     (b)  Title of each class of securities issued  .   Cover, Purchase of Policy and Allocation of Premiums

2.   Name & address of each depositor . . . . . . . .   Cover, Lincoln Benefit Life Company

3.   Name & address of custodian  . . . . . . . . . .   Separate Account

4.   Name & address of principal underwriter  . . . .   Distribution of Policies

5.   State in which organized . . . . . . . . . . . .   Separate Account

6.   Date of organization . . . . . . . . . . . . . .   Separate Account

9.   Material litigation  . . . . . . . . . . . . . .   Legal Proceedings

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10.  (a), (b)Type of Securities . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums

     (c)  Rights of securityholders . . . . . . . . .   Cover, Amount Payable
          re: withdrawal or redemption                  on Surrender of the Policy, Policy Loans, Cancellation and Exchange Rights

     (d)  Rights of securityholders . . . . . . . . .   Cover, Cancellation
          re: conversion, transfer or partial           and Exchange Rights,
          withdrawal                                    Amount Payable on Surrender of the Policy, Partial Withdrawals, Allocation
                                                        Of Premiums, Transfer of Policy Value

     (e)  Rights of securityholders . . . . . . . . .   Lapse and
          re: lapses, default, & reinstatement          Reinstatement

     (f)  Provisions re: voting rights  . . . . . . .   Voting Rights

     (g)  Notice to securityholders . . . . . . . . .   Statements to Policy Owners

     (h)  Consent of Securityholders  . . . . . . . .   Additions, Deletions or Substitutions of Securities, Allocation of Premiums

     (i)  Other principal features  . . . . . . . . .   Deductions and Charges, Policy Benefits and Rights, Policy Value

INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES

11.  Unit of specified securities in which security
     holders have an interest . . . . . . . . . . . .   Cover, Portfolios

12.  (a)-(d) Name of company, name & address of its
     custodian  . . . . . . . . . . . . . . . . . . .   Cover, Portfolios

INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES

13.  (a)  With respect to each load, fee, charge &
          expense . . . . . . . . . . . . . . . . . .   Deductions and Charges

     (b)  Deductions for sales charges  . . . . . . .   Premium Tax Charge and Premium Expense Charge, Surrender Charge

     (c)  Sales load as percentage
          of amount invested. . . . . . . . . . . . .   Premium Tax Charge and Premium Expense Charge, Surrender Charge

     (d)-(g) Other loads, fees & expenses . . . . . .   Monthly Deduction, Premium Tax Charge and Premium Expense Charge, Mortality
                                                        and Expense Risk Charge, Transfer Fee, Policy Fee, Portfolio Expenses


INFORMATION CONCERNING OPERATION OF TRUST

14.  Procedure for applications for & issuance of
     trust's securities . . . . . . . . . . . . . . .   Application for a Policy, Allocation of Premiums, Distribution of Policies

15.  Procedure for receipt of payments from purchases
     of trust's securities  . . . . . . . . . . . . .   Application for a Policy, Allocation of Premiums, Premiums, Safety Net
                                                        Premium, Transfer of Policy Value

16.  Acquisition and disposition of underlying
     securities . . . . . . . . . . . . . . . . . . .   Cover, Portfolios


17.  (a)  Procedure for withdrawal  . . . . . . . . .   Cover, Amount Payable on Surrender of the Policy, Partial Withdrawals,
                                                        Cancellation and Exchange Rights

     (b)  Redemption or repurchase  . . . . . . . . .   Cover, Amount Payable on Surrender of the Policy, Partial Withdrawals,
                                                        Cancellation and Exchange Rights

     (c)  Cancellation or resale  . . . . . . . . . .   Not Applicable

18.  (a)  Income of the Trust . . . . . . . . . . . .   Portfolios, Allocation of Premiums

19.  Procedure for keeping records & furnishing
     information to securityholders . . . . . . . . .   Portfolios, Statements to Policy Owners


21.  (a) & (b) Loans to securityholders . . . . . . .   Policy Loans

23.  Bonding arrangements for depositor . . . . . . .   Safekeeping of the Separate Account's Assets

24.  Other material provisions  . . . . . . . . . . .   General Policy Provisions

           ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25.  Form, state & date of organization
     of depositor . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company

27.  General character of business of depositor . . .   Lincoln Benefit Life Company

28.  (a)  Officials and affiliates of the depositor .   Lincoln Benefit Life Company, Executive Officers and Directors of Lincoln
                                                        Benefit

     (b)  Business experience of officers and
          directors of the depositor  . . . . . . . .   Executive Officers and Directors of Lincoln Benefit

COMPANIES OWNING SECURITIES OF DEPOSITOR

29.  Each company owning 5% of voting securities of
     depositor  . . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company

CONTROLLING PERSONS

30.  Control of depositor . . . . . . . . . . . . . .   Lincoln Benefit Life Company

                  DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Distribution . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company, Distribution of Policies

38.  (a)  General description of method of
          distribution of securities  . . . . . . . .   Distribution of Policies

     (b)  Selling agreement between trust or depositor
          & underwriter . . . . . . . . . . . . . . .   Distribution of Policies

     (c)  Substance of current agreements . . . . . .   Distribution of Policies

PRINCIPAL UNDERWRITER

39.  (a) & (b) Principal Underwriter  . . . . . . . .   Distribution of Policies

41.  Character of Underwriter's business  . . . . . .   Distribution of Policies

OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44.  Information concerning offering price or
     acquisition valuation of securities of trust.
     (All underlying securities are shares in
     registered investment companies.)  . . . . . . .   Portfolios, Policy Value, Net Investment Factor


REDEMPTION VALUATION OF SECURITIES OF TRUST

46.  Information concerning redemption valuation of     Portfolios, Policy
     securities of trust.  (All underlying securities   Value, Net Investment
     are shares in a registered investment company.)    Factor


PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES

47.  Maintenance of Position  . . . . . . . . . . . .   Cover, Separate Account, Portfolios, Allocation of Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48.  Custodian of trust . . . . . . . . . . . . . . .   Separate Account

50.  Lien on trust assets . . . . . . . . . . . . . .   Separate Account

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  (a)  Name & address of insurer . . . . . . . . .   Cover, Lincoln Benefit Life Company

     (b)  Types of policies . . . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums, Tax Matters

     (c)  Risks insured & excluded  . . . . . . . . .   Death Benefit, Other Insurance Benefits, Misstatements as to Age and Sex,
                                                        Suicide

     (d)  Coverage  . . . . . . . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums

     (e)  Beneficiaries . . . . . . . . . . . . . . .   Death Benefit, Beneficiary

     (f)  Terms of cancellations & reinstatement  . .   Lapse and Reinstatement

     (g)  Method of determining amount of premium paid
          by holder . . . . . . . . . . . . . . . . .   Purchase of Policy and Allocation of Premiums

                             POLICY OF REGISTRANT

52.  (a) & (c) Selection of Portfolio securities  . .   Additions, Deletions or Substitutions of Securities

REGULATED INVESTMENT COMPANY

53.  (a)  Taxable status of trust . . . . . . . . . .   Taxation of Lincoln Benefit and the Separate Account

                     FINANCIAL AND STATISTICAL INFORMATION

59.  Financial Statements . . . . . . . . . . . . . .   Financial Statements


*Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS
                                FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                    ISSUED BY
                          LINCOLN BENEFIT LIFE COMPANY
                               IN CONNECTION WITH
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

           STREET ADDRESS: 2940 SOUTH 84TH ST., LINCOLN, NE 68506-4142
            MAILING ADDRESS: P. O. BOX 82532, LINCOLN, NE 68501-2532

                        TELEPHONE NUMBER: 1-800-525-9287



The Policy is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Policy is designed for prospective insured persons age 0-80. Subject to certain restrictions, you may vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy.

When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit payment by any unpaid Policy loans and any unpaid Policy charges. You may choose one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Policy; or (2) a variable amount, which generally equals the Face Amount plus the Policy Value. While the Policy remains in force, the Death Benefit will not be less than the maximum of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage specified in the Policy. The minimum Face Amount of the Policy is $100,000.

We allocate your Premium to the investment options under the Policy and our Fixed Account in the proportions that you choose. The Policy currently offers thirty-seven investment options, each of which is a Subaccount of the Lincoln Benefit Life Variable Life Account (the "Separate Account"). Each Subaccount invests exclusively in shares of one of the following Portfolios:

JANUS ASPEN SERIES: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

FEDERATED INSURANCE MANAGEMENT SERIES: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND: Money Market Portfolio, Equity-Income Portfolio, Growth Portfolio, Overseas Portfolio

FIDELITY  VARIABLE   INSURANCE   PRODUCTS  FUND  II:  Asset  Manager  Portfolio,
Contrafund Portfolio, Index 500 Portfolio

THE ALGER AMERICAN FUND: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio

STRONG VARIABLE INSURANCE FUNDS, INC.: Discovery Fund II, Growth Fund II STRONG OPPORTUNITY FUND II, INC.

T. ROWE PRICE INTERNATIONAL SERIES, INC.: T. Rowe Price International Stock Portfolio

T. ROWE PRICE EQUITY SERIES, INC.: New America Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio, T. Rowe Price Equity Income Portfolio

MFS VARIABLE INSURANCE TRUST: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

Some of the Portfolios described in this Prospectus may not be available in your Policy. We may make other investment options available in the future.

The Policy does not have a guaranteed minimum Policy Value. Your Policy Value will rise and fall, depending on the investment performance of the Portfolios underlying the Subaccounts to which you allocate your Premiums. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectus for the Portfolios. The Policy Value will also reflect Premiums, amounts withdrawn, and any insurance or other charges.

                                                        (continued on next page)
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   THE DATE OF THIS PROSPECTUS IS MAY 1, 2000.


The Policy will remain in force as long as the Net Surrender Value is sufficient to pay the monthly charges under the Policy. In addition, during the first ten Policy Years, or until the Policy Anniversary after the Insured's 80th birthday, if earlier, we guarantee that the Policy will remain in effect regardless of changes in the Policy Value, as long as your total Premiums (less partial withdrawals and Policy Debt) at least equal the applicable Safety Net Premiums, as described on page 9.

We will not accept any Premium which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code").

You may cancel the Policy by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. We will refund the Policy Value as of the date we receive your Policy, plus any charges previously deducted, unless your state requires a refund of Premium.

IT MAY NOT BE ADVANTAGEOUS FOR YOU TO REPLACE EXISTING INSURANCE COVERAGE OR BUY ADDITIONAL INSURANCE IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THE PROSPECTUSES ARE MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

This Policy may not be available in all states.

                                TABLE OF CONTENTS

DEFINITIONS.................................................

QUESTIONS AND ANSWERS ABOUT YOUR POLICY.....................

PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS...............
Application for a Policy....................................
Premiums....................................................
Premium Limits..............................................
Modified Endowment Contracts................................
Safety Net Premium..........................................
Allocation of Premiums......................................
Policy Value................................................
Accumulation Unit Value.....................................
Transfer of Policy Value....................................
Transfers Authorized by Telephone...........................
Dollar Cost Averaging.......................................
Portfolio Rebalancing.......................................
Specialized Uses of the Policy..............................

THE INVESTMENT AND FIXED ACCOUNT OPTIONS....................
Separate Account Investments................................
Portfolios..................................................
Voting Rights...............................................
Additions, Deletions, and Substitutions of Securities.......
The Fixed Account...........................................

POLICY BENEFITS AND RIGHTS..................................
Death Benefit...............................................
Death Benefit Options.......................................
Change in Face Amount.......................................
Optional Insurance Benefits.................................
Policy Loans................................................
Amount Payable on Surrender of the Policy...................
Partial Withdrawals.........................................
Settlement Options..........................................
Maturity....................................................
Lapse and Reinstatement.....................................
Cancellation and Exchange Rights............................
Postponement of Payments....................................

DEDUCTIONS AND CHARGES......................................
Premium Tax Charge and Premium Expense Charge...............
Monthly Deduction...........................................
Policy Fee..................................................
Mortality and Expense Risk Charge...........................
Cost of Insurance Charge....................................
Deduction for Separate Account Income Taxes.................
Portfolio Expenses..........................................
Surrender Charge............................................
Transfer Fee................................................

GENERAL POLICY PROVISIONS...................................
Statements to Policy Owners.................................
Limit on Right to Contest...................................
Suicide.....................................................


Misstatement as to Age and Sex..............................
Beneficiary.................................................
Assignment..................................................
Dividends...................................................

TAX MATTERS.................................................
Taxation of the Company and the Separate Account............
Taxation of Contract Benefits...............................
Modified Endowment Contracts................................
Diversification Requirements................................
Ownership Treatment.........................................

DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY AND THE SEPARATE
ACCOUNT.....................................................
Lincoln Benefit Life Company................................
Executive Officers and Directors of Lincoln Benefit.........
Separate Account............................................
Safekeeping of the Separate Account's Assets................
State Regulation of Lincoln Benefit.........................

MARKET TIMING AND ASSET ALLOCATION SERVICES.................

DISTRIBUTION OF POLICIES....................................

LEGAL PROCEEDINGS...........................................

LEGAL MATTERS...............................................

REGISTRATION STATEMENT......................................

EXPERTS.....................................................

FINANCIAL STATEMENTS........................................

APPENDIX....................................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. LINCOLN BENEFIT DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                   DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement which we use to calculate the value of a Subaccount.

AGE - The Insured's age at his or her last birthday.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

FACE AMOUNT - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of the Policy Value allocated to our general account.

GRACE PERIOD - A 61-day period during which the Policy will remain in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

INSURED - The person whose life is insured under the Policy.

ISSUE DATE - The date on which the Policy is issued. It is used to determine Policy Anniversaries, Policy Years and Policy Months.

LOAN ACCOUNT - An account established for amounts transferred from the Subaccounts or the Fixed Account as security for outstanding Policy loans.

MONTHLY   AUTOMATIC   PAYMENT  -  A  method  of  paying  a  Premium  each  month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

MONTHLY DEDUCTION DAY - The same day in each month as the Issue Date. The day of the month on which Monthly Deductions are taken from your Policy Value.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium less the premium tax and the premium expense charges.

NET SURRENDER VALUE - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy loans and accrued loan interest.

POLICY OWNER ("YOU") - The person(s) having the privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

POLICY VALUE - The sum of the values of your interests in the Subaccounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as premium for the Policy by you or on your behalf.

QUALIFIED PLAN - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor, or other eligible organization that is qualified for favorable tax treatment under Section 401(a) or 403(b) of the Tax Code.

SEPARATE ACCOUNT - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

SUBACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

                              QUESTIONS AND ANSWERS
                                ABOUT YOUR POLICY

These are answers to questions that you may have about some of the most important features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read the Prospectus carefully.

1.  WHAT IS A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY?

The Policy has a Death Benefit, Policy Value, and other features of life insurance providing fixed benefits. It is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much premium you want to pay. It is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Portfolios to which you have allocated your Premiums. The Policy Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Safety Net Premium provision. This Policy provides you with the opportunity to take advantage of any increase in your Policy Value, but you also bear the risk of any decrease.

2.  WHAT ARE THE DEATH BENEFIT OPTIONS?

While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount and the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value will never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.

3.  WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy in force for a specified period, regardless of the investment performance of the
Portfolios, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 70 or less at the Issue Date, the specified period will be the first ten Policy Years. Otherwise, it will run from the Issue Date until the next Policy Anniversary after the Insured's 80 birthday.

To keep the Safety Net Premium feature in effect, on each Monthly Deduction Day your total Premiums (less withdrawals and Policy Debt) must at least equal the total amount you would have paid if you had paid the Safety Net Premium each month. If you have not paid sufficient Premiums, we will notify you and give you 61 days to remedy the shortfall. If you do not pay enough additional Premium within this 61-day period, the Safety Net Premium feature will terminate and may not be reinstated, even if you make up the shortfall after the end of the 61-day period.

When the Safety Net Premium feature is not in effect, your Policy will remain in force as long as the Net Surrender Value is large enough to pay the Monthly Deductions on your Policy as they come due. If on any Monthly Deduction Day the Net Surrender Value is less than the Monthly Deduction due, your Policy will enter the Grace Period. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will end.

4.  HOW WILL MY POLICY VALUE BE DETERMINED?

Your Premiums are invested in one or more of the Subaccounts of the Separate Account or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value will depend on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Value.

5.  WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required Premium in your Policy, which is based on your Policy's Face Amount and the Insured's age, sex, and risk class. You do not have to pay the required Premium after the first Policy Year. To take advantage of the Safety Net Premium feature, you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. Your Policy also has a planned periodic Premium. You establish a planned periodic Premium when you purchase a Policy. You are not required to pay the planned periodic Premium, and we will not terminate your Policy merely because you did not pay a planned periodic Premium.

6.  CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?


Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending us a written request. Your requested increase must be at least $10,000. If you request an increase in Face Amount, you must provide us with evidence of insurability that meets our underwriting standards. An increase in the Face Amount of your Policy will increase the charges deducted from your Policy Value. We will not decrease the Face Amount of your Policy below $50,000. For more detail, see "Change in Face Amount", on page [ ].


7.  HOW ARE MY PREMIUMS ALLOCATED?


Before your Premiums are allocated to the Policy Value, we deduct a premium tax charge of 2.5% of each Premium and a premium expense charge. The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% thereafter. For more detail, see "Premium Tax Charge and Premium Expense Charge" on page [ ]. The remaining amount is called the Net Premium.


When you apply for the Policy, you specify in your application how to allocate your Net Premiums among the Subaccounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. You may change your allocation percentages at any time by notifying us in writing

Generally,  we will  allocate  your  Premiums to the  Subaccounts  and the Fixed
Account as of the date your Premiums are received in our home office. If a Premium requires an underwriting, the Premium will not be allocated nor will it earn interest prior to the Issue Date. Once underwriting approval and Premium is received, we will allocate that Premium in accordance with your most recent instructions. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied.

In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any

Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money Market Sub-Account.


You may transfer Policy Value among the Subaccounts and the Fixed Account while the Policy is in force, by writing to us or calling us at 1-800-865-5237. While we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 upon the second and each subsequent transfer in a single calendar month. While you may also transfer amounts from the Fixed Account, certain restrictions may apply. For more detail, see "Transfer of Policy Value" and "Transfers Authorized by Telephone", on pages [ ]. You may also use our automatic Dollar Cost Averaging program or our Portfolio Rebalancing program. You may not use both programs at the same time.

Under the Dollar Cost Averaging program, amounts are automatically transferred at regular intervals from the Fixed Account or a Subaccount of your choosing, including other Subaccounts or the Fixed Account. Transfers may be made monthly, quarterly, or annually. For more detail, see "Dollar Cost Averaging", on page [ ].

Under the Portfolio Rebalancing program, you can maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Policy Value allocations. If you elect rebalancing, we will automatically transfer your Policy Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. We will automatically terminate this program if you request a transfer outside the program. For more detail, see "Portfolio Rebalancing", on page [ ].


8.  WHAT ARE MY INVESTMENT CHOICES UNDER THE POLICY?

You can allocate and reallocate your Policy Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:

            Fund                       Portfolio(s)
-----------------------------  -----------------------------
------------------------------------------------------------

Janus Aspen Series             Flexible Income Portfolio
                               Balanced Portfolio
                               Growth Portfolio
                               Aggressive Growth Portfolio
                               Worldwide Growth Portfolio
------------------------------------------------------------
Federated Insurance            Utility Fund II
Management Series              Fund for U.S. Government
                                  Securities II
                               High Income Bond Fund II
------------------------------------------------------------
Fidelity Variable Insurance    Money Market Portfolio
Products Fund                  Equity-Income Portfolio
                               Growth Portfolio
                               Overseas Portfolio
------------------------------------------------------------
Fidelity Variable Insurance    Asset Manager Portfolio
Products Fund II               Contrafund Portfolio
                               Index 500 Portfolio
------------------------------------------------------------
The Alger American Fund        Income and Growth Portfolio
                               Small Capitalization
                               Portfolio
                               Growth Portfolio
                               MidCap Growth Portfolio
                               Leveraged AllCap Portfolio
------------------------------------------------------------
Scudder Variable Life          Bond Portfolio
Investment Fund                Balanced Portfolio
                               Growth and Income Portfolio
                               Global Discovery Portfolio
                               International Portfolio
------------------------------------------------------------
Strong Variable Insurance      Discovery Fund II
Funds, Inc.                    Growth Fund II
------------------------------------------------------------
Strong Opportunity Fund II,    Opportunity Fund II
Inc.
------------------------------------------------------------
T. Rowe Price International    T. Rowe Price International
Series, Inc.                           Stock Portfolio
------------------------------------------------------------
T. Rowe Price Equity Series,   T. Rowe Price New America Growth Portfolio
Inc.                           T. Rowe Price Mid-Cap Growth Portfolio
                               T. Rowe Price Equity Income Portfolio
------------------------------------------------------------
MFS Variable Insurance Trust   Growth with Income Series
                               Research Series
                               Emerging Growth Series
                               Total Return Series
                               New Discovery Series
------------------------------------------------------------

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

Some of the Portfolios described in this Prospectus may not be available within your Policy. In addition, the Fixed Account is available in most states.

9.  MAY I TAKE OUT A POLICY LOAN?


Yes, you may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans", on page [ ].


10.  WHAT ARE THE CHARGES DEDUCTED FROM MY POLICY VALUE?

As noted above, when we receive a Premium from you, we will deduct a premium tax charge and a premium expense charge, before we allocate your Net Premium to the Policy Value. The combined premium tax and premium expense charges will be 6% of your Premium for the first ten Policy Years and 4% of your Premium thereafter.

We also will take a Monthly Deduction from your Policy Value. The Monthly Deduction consists of the following charges:

(a) A monthly policy fee of $7.50;

(b) A monthly mortality and expense risk charge;

(c) A cost of insurance charge; and

(d) The cost of any additional benefits provided to you by rider.

The mortality and expense risk charge for the first fourteen Policy Years will be 0.72% (on an annual basis) of the Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we never charge more than 0.48%.

The cost of insurance charge covers our anticipated mortality costs. We determine it separately for the initial Face Amount of your Policy and each subsequent increase in Face Amount.

The monthly mortality and expense risk charge is deducted pro rata from your interest in the Subaccounts. The other parts of the Monthly Deduction are deducted pro rata from your interest in the Subaccounts and the Fixed Account.


We impose a surrender charge to cover a portion of the sales expenses we incur in distributing the Policies. These expenses include agents' commissions, advertising, and the printing of Prospectuses. The surrender charge is described in the answer to Question 11 below and in "Surrender Charge", on page [ ].


The charges assessed under the Policy are described in more detail in "Deductions and Charges", beginning on page 35.

In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. Your should refer to the Prospectuses for the Portfolios for more information concerning their respective charges and expenses.

If we ever charge you a cost of insurance rate during the first five Policy Years which is greater than the rate provided by the rate scale in effect on the Issue Date, we will notify you. For 60 days after we mail that notice to you, you may surrender your Policy without paying any surrender charge.

11.  DO I HAVE ACCESS TO THE VALUE OF MY POLICY?


While the Policy is in force, you may surrender your Policy for the Net Surrender Value. Upon surrender, life insurance coverage under the Policy will end. You may also withdraw part of your Policy Value through a partial withdrawal. A partial withdrawal must equal at least $500. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals", on page [ ].


We may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of you Policy. The amount of the surrender charge decreases over time.

Generally, the initial amount of the surrender charge is equal to the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:

Male Non-Smoker                                   $27.51
Male Smoker                                       $32.85
Female Non-Smoker                                 $22.80
Female Smoker                                     $25.55
Unisex Non-Smoker                                 $26.56
Unisex Smoker                                     $31.40

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rates are as follows:

Male Non-Smoker                                   $53.98
Male Smoker                                       $54.11
Female Non-Smoker                                 $53.74
Female Smoker                                     $54.01
Unisex Non-Smoker                                 $53.72
Unisex Smoker                                     $54.01

If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, and the number of years elapsed since your Policy was issued. In most instances, the applicable surrender charge percentage begins to decrease after the fifth Contract Year.

If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We calculate the additional surrender charge using the same procedures described above, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.


We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For more detail, see "Surrender Charges", on page [ ].


In addition, each time you take a partial withdrawal, we may deduct a partial withdrawal service fee of $10 from the amount withdrawn.

12.  WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.


Special rules govern the tax treatment of life insurance policies which meet the federal definition of a modified endowment contracts. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, death benefit payments under modified endowment contract, like death benefit payments under life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of premium. The income portion of the distribution is includable in your taxable income. Also, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Tax Matters", beginning on page [ ].


13.  CAN I RETURN THIS POLICY AFTER IT HAS BEEN DELIVERED?

You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. In some states, we are required to send you the amount of your Premiums. In those states, we currently are allocating your initial Premium as described in the answer to question 7 above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money Market Sub-Account. Your Policy will contain specific information about your free-look rights in your state.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not charge you to perform this amendment.

                  PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally will not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We will issue your Policy when we have determined that your application meets our underwriting requirements. We will apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements that prevent us from placing your policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature.

We will commence  coverage of the Insured under the Policy,  on the later of:
     1) the Issue Date,
     2) the date that we receive your first Premium,
     3) the date that all requirements have been met.

If you pay a Premium with your application and your requested Face Amount is less than $500,000, we will provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application but only if you are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams and lab tests have been completed. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

PREMIUMS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We will send you a reminder notice if you pay annually, semi-annually, or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained below.

While your Policy also will show a planned periodic Premium amount, you are not required to pay planned periodic Premiums. The planned periodic Premium is set by you when you purchase your Policy. Your Policy will not lapse, however, merely because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. However, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your payments are greater than the Safety Net Premium amount.

Premiums must be sent to us at our home office. Unless you request otherwise in writing, we will treat all payments received while a Policy loan exists as new Premium.

PREMIUM LIMITS. Before we will accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract", a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Tax Matters--Modified Endowment Contracts", on page 44.

Your Policy could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in your Policy being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we will not refund the Premium.

If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the policy data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premium to your Policy without causing it to become a modified endowment contract.


SAFETY NET PREMIUM. The Safety Net Premium feature is intended to enable you to ensure that your Policy will remain in force during a specified period regardless of changes in the Policy Value. If the Insured is age 70 or under at the Issue Date, the specified period is the first ten Policy Years. Otherwise, the specified period runs until the Policy Anniversary after the Insured's 80 birthday. In some states, the Safety Net Premium period of ten years is not permitted by law. In those states, the specified period is five years for issue ages 75 and below. For issue ages 76-79, the specified period is to the policy anniversary following the insured's 80th birthday. Please check with your local representative on the Safety Net period approved in your state.


As a general rule, your Policy will enter the Grace Period, and may lapse, if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under the Safety Net Premium feature, however, we guarantee that regardless of declines in your Policy Value, your Policy will not enter the Grace Period as long as your total Premiums paid since the Issue Date, less partial withdrawals and outstanding Policy loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount will equal the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature will remain in effect.


If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, we will let you know and you will have 61 days to satisfy the shortfall. If you do not, the Safety Net Premium guarantee will end and it cannot be reinstated. After the Safety Net Premium guarantee is no longer in effect, the Policy will stay in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement", on page [ ].


ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%.

We will allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Policy Value to up to twenty-one options, counting each Subaccount and the Fixed Account as one option. You may add or delete Subaccounts and/or the Fixed Account from your allocation instructions, but we will not execute instructions that would cause you to have Policy Value in more than twenty-one options. In the future we may waive this limit.

Usually, we will allocate your initial Net Premium to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay first Premium until after the Issue Date, we will allocate your initial Net Premium to the Subaccounts on the date we receive it. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied. No earnings or interest will be credited before the Issue Date.

In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money Market Sub-Account.

We will make all valuations in connection with the Policy on the date a Premium is received or your request for other action is received, if that date is a Valuation Date and a date that we are open for business. Otherwise we will make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business.

POLICY VALUE. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value will change daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Fixed Account, the addition of net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, your Policy Value will equal the Net Premium less the Monthly Deduction for the first Policy Month.

On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal: (1) The total value of your Accumulation Units in the Subaccount; plus (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal: (1) Any Net Premium allocated to it, plus (2) Any Policy Value transferred to it from the Subaccounts; plus (3) Interest credited to it; minus
(4) Any Policy Value transferred out of it; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus (6) The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law.  Detailed  explanations
of  methods  of  calculation  are  on  file  with  the  appropriate   regulatory
authorities.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Day. A Subaccount's Accumulation Unit Value for a particular Valuation Day will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount for the Valuation Period then ended. The Net Investment Factor for each Subaccount is (1) divided by (2), where: (1) is the sum of (a) the asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio if the ex-dividend date occurs in that Valuation Period; and (2) is the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period.


You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For more detail, see "Policy Value", on page [ ].


TRANSFER OF POLICY VALUE. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future.

You currently may not have Policy Value in more than twenty-one options, counting each Subaccount and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.


As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. We close our offices for business on certain days immediately preceding or following certain national holidays when the NYSE is open for business. For calendar year 2000, our offices will be closed on November 24th,. For transfers requested on this day, we will make the transfer on the first subsequent day on which we and the NYSE are open.


We have established special requirements for transfers from the Fixed Account. You may make a lump sum transfer from the Fixed Account to the Subaccounts only during the 60 day period beginning on the Issue Date and each Policy Anniversary. We will not process transfer requests received at any other time. Transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program may occur at any time at the intervals you have selected.

The maximum amount which may be transferred as a lump sum or as portfolio rebalancing transfers from the Fixed Account during a Policy Year usually is:

-  30% of the Fixed Account balance on the most recent Policy Anniversary; or
- the largest total amount transferred from the Fixed Account in any prior Policy Year.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Subaccounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer. We may waive or modify these restrictions on transfers from the Fixed Account. You may not transfer Policy Value or allocate new Premiums into the Fixed Account, if transfers are being made out under the Dollar Cost Averaging program.

In addition, you may transfer 100% of the Fixed Account balance in a lump sum to the Subaccount(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We will notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you ask us. Also, we may restrict transfers from the Subaccounts to the Fixed Account in each Policy Year to no more than 30% of the total Subaccount balances as of the most recent Policy Anniversary. We currently are not imposing this restriction on transfers from the Subaccounts.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

In the future, we may charge you the transfer fee described on page 44, although currently we are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Subaccount of your choosing, including other Subaccounts or the Fixed Account. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. They are explained on page [ ].


The theory of dollar cost averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as dollar cost averaging, periodic transfers from a subaccount with more volatile performance experience is unlikely to produce the desired effects of dollar cost averaging as would transfers from a less volatile subaccount. You may not use dollar cost averaging and portfolio rebalancing at the same time.


PORTFOLIO REBALANCING. Portfolio rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount and/or the Fixed Account at a pre-set level. For example, you could specify that 30% of your Policy Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in the Fidelity VIP II Contrafund Portfolio. Over time, the variations in each Subaccount's investment results will shift the balance of your Policy Value allocations. Under the portfolio rebalancing feature, we will automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.


You may choose to have rebalances made monthly, quarterly, semi-annually, or annually. We will not charge a transfer fee for portfolio rebalancing. No more than eight Subaccounts, or seven Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. We will automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.


Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we will not transfer additional amounts from the Fixed Account for portfolio rebalancing purposes until the next Policy Year.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application but do not specify a date for your first rebalancing, it will occur one period after the Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of portfolio rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

SPECIALIZED USES OF THE POLICY. Because the Policy provides for an accumulation of Policy Value as well as a Death Benefit, you may wish to use it for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes involves certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy loans may significantly affect current and future Policy Value, Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios in which the Subaccounts invest and the amount of a Policy loan, a Policy loan may cause your Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. (See "Tax Matters," beginning on page [ ].)

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

SEPARATE ACCOUNT INVESTMENTS

PORTFOLIOS. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT.

JANUS ASPEN SERIES (investment adviser: Janus Capital Corporation)

FLEXIBLE INCOME PORTFOLIO seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

BALANCED PORTFOLIO seeks both growth of capital and current income. This Portfolio usually invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO seeks long-term growth of capital. It is a non-diversified fund. It usually invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio usually invests in issuers from at least five different countries including the United States.

FEDERATED INSURANCE MANAGEMENT SERIES (investment adviser: Federated Advisers)


FEDERATED UTILITY FUND II'S investment objective is to achieve high current income and moderate capital appreciation. The Fund pursues its investment objective by investing, under normal market conditions, at least 65% of its assets in equity securities (including convertible securities) of companies that derive at least 50% of their revenues from the provision of electricity, gas and telecommunications related services.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II'S investment objective is to provide current income. The Fund pursues its objective by investing primarily in U.S. government securities which include agency mortgage (FHLMC, FNMA, GNMA), U.S. Treasury and agency debenture securities.

FEDERATED HIGH INCOME BOND FUND II'S investment objective is to seek high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The Fund provides exposure to the high-yield, lower-rated corporate bond market. At least 65 percent of the Fund's assets are invested in corporate bonds rated BBB or lower. The adviser actively manages the Fund's portfolio seeking to realize the potentially higher returns of high-yield bonds compared to returns of high-grade securities by seeking to minimize default risk and other risks through careful security selection and diversification.


FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND  (investment   adviser:   Fidelity
Management & Research Company)


MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will invest in U.S. dollar-denominated money market securities of domestic and foreign insurers, including U.S. government securities and repurchase agreements.

EQUITY-INCOME PORTFOLIO seeks reasonable income by investing normally in income-producing equity securities. The goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets is normally invested in income-producing common or preferred stock. The Portfolio, however, has the flexibility to invest the balance in other types of domestic and foreign securities, including bonds.

GROWTH PORTFOLIO seeks to achieve capital appreciation. This Portfolio normally invests primarily in common stocks which are believed to have above average growth potential.

OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets is normally invested in securities of issuers outside of the United States. The Portfolio normally diversifies its investments across countries and regions.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (investment adviser: Fidelity Management & Research Company)


ASSET MANAGER PORTFOLIO seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term/money market securities. Usually, this Portfolio's assets will be allocated within the following guidelines: 50% in stocks (can range from 30-70%); 40% in bonds (can range from 20-60%); and 10% in short-term/money market instruments (can range from 0-50%).

CONTRAFUND PORTFOLIO seeks capital appreciation by investing mainly in equity securities of companies whose value the Portfolio's adviser believes is not fully recognized by the public. This Portfolio usually invests primarily in common stock of domestic and foreign issuers.

INDEX 500 PORTFOLIO seeks investment results that correspond to the total return of common stocks publicly traded in the U.S. as represented by the S&P 500 while keeping transaction costs and other expenses low.


THE ALGER AMERICAN FUND (investment adviser: Fred Alger Management)


INCOME AND GROWTH PORTFOLIO primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.

SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

GROWTH PORTFOLIO seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

MIDCAP GROWTH PORTFOLIO seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

LEVERAGED ALLCAP PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.


SCUDDER VARIABLE LIFE INVESTMENT FUND (investment adviser: Scudder, Stevens & Clark, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.


BOND PORTFOLIO seeks high level of income consistent with a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

BALANCED PORTFOLIO seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investments considerations and not for trading purposes.

GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

INTERNATIONAL PORTFOLIO seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which the adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

STRONG VARIABLE INSURANCE FUNDS, INC. (investment adviser: Strong Capital Management, Inc.)

DISCOVERY FUND II seeks to provide investors with capital growth, a goal they pursue by investing in a diversified portfolio of small, medium and larger sized companies. The adviser's investment approach combines numbercrunching analysis with direct research, including on-site visits. Through frequent discussions with management, suppliers, customers and competitors, the advisor believes they can identify vital aspects of companies that are not reflected in their historical financial statements or their stock prices.

MIDCAP  GROWTH  FUND  II  seeks   long-term   capital  growth  by  investing  in
well-managed growth companies. The majority of the Fund's holdings will be in companies having market capitalizations between $800 million and $8 billion at the time of purchase.

STRONG OPPORTUNITY FUND II, INC. (investment adviser: Strong Capital Management, Inc.)

OPPORTUNITY FUND II focuses on stocks of medium-size companies that offer strong growth potential, but are underpriced. Rather than rely on traditional Wall Street research, the adviser applies a proprietary private market value approach to find stocks for the Fund. The adviser first considers companies (and industries) that are out of favor. Then they determine the price they believe an investor would be willing to pay for an entire company - its private market value. A company whose stock price is lower than its private market value may be added to the portfolio.


T. ROWE PRICE INTERNATIONAL SERIES, INC. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Ltd.)

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among developed and emerging countries throughout the world.

T. ROWE PRICE EQUITY SERIES, INC. (investment adviser: T. Rowe Price Associates, Inc.)

T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies operating in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above-average performers in their fields. The Portfolio may invest up to 25% of its assets in growth companies outside the service sector.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO seeks long-term capital appreciation by investing primarily mid-cap stocks with the potential for above-average earnings growth. The adviser will invest at least 65% of the Portfolio's assets in a diversified portfolio of common stocks of mid-cap companies whose earnings the adviser expects to grow at a faster rate than the average company. The adviser defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index. However, the Portfolio will not automatically sell or cease to purchase stock of a company it already owns just because the company's market cap grows or falls outside this range. The Portfolio also may invest in other types of securities, such as foreign securities, convertible stocks and bonds, and warrants, when consistent with the Portfolio's investment objective.

T. ROWE PRICE EQUITY INCOME PORTFOLIO seeks to provide substantial dividend income as well as long-term growth of capital by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its total assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as foreign securities, convertible stocks and bonds, and warrants when consistent with the Portfolio's investment objective.

MFS VARIABLE INSURANCE TRUST (investment adviser: Massachusetts Financial Services)


GROWTH WITH INCOME SERIES seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds. The series will also seek to provide income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Composite Index. The series may invest in foreign equity securities through which it may have exposure to foreign currencies.

RESEARCH SERIES seeks long-term growth of capital and future income. The series may invest in foreign equity securities (including emerging market securities) through which it may have exposure to foreign currencies. The series is permitted to do "Short Sales Against the Box."

EMERGING GROWTH SERIES seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

TOTAL RETURN SERIES seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio secondarily seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds. Consistent with the series' principal investment policies the series may invest in foreign securities, and may have exposure to foreign currencies through its investment in these securities.

NEW DISCOVERY SERIES seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.


Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the net Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Some of the Portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy owners.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our Board of Directors, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Subaccount to another, or from any Subaccount to our general account;

(d) to add, combine, or remove Subaccounts in the Separate Account; and

(e) to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Deductions and Charges - Deduction for Separate Account Income Taxes" on page 37 below.

(f) to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT. THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SEC. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

You may allocate part or all of your Premiums to the Fixed Account in states where it is available. The Fixed Account is not available in some states. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We will credit interest to amounts allocated to the Fixed Account. We guarantee that the interest rate credited to the Fixed Account will be at least 4%. We may credit interest at a higher rate, but we are not obligated to do so. You assume the risk that interest credited to the Fixed Account may be no higher than the minimum guaranteed rate.

Transfers from the Fixed Account are subject to the limitations described on page 17 above. Also, as described on page 35 above, we may delay payment of partial withdrawals or Surrender Value from the Fixed Account for up to 6 months.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFIT. While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options", on page 33, we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit options:

(1) If you select Option 1, the Death Benefit will be the greater of: (a) the Face Amount of the Policy or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

(2) If you select Option 2, the Death Benefit will be the greater of: (a) the Face Amount plus the Policy Value, or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. They vary according to the age of the Insured. We set the corridor percentages so as to seek to ensure that the Policies will qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may therefore increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

EXAMPLES:
                                              A         B
                                          --------  --------
Face Amount                               $100,000  $100,000
Death Benefit Option                             1         1
Insured's Age                                   45        45
Policy Value on Date of Death             $ 48,000  $ 34,000
Applicable Corridor Percentage                215%      215%
Death Benefit                             $103,200  $100,000

In Example A, the Death Benefit equals $103,200, I.E., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Policy Value. Therefore, under Option 1, as your Policy Value increases, the net amount at risk under your Policy will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Therefore, if you select Option 2, your Policy generally will involve a constant net amount at risk. Since the cost of insurance charge on your Policy is based upon the net amount at risk, the cost of insurance charge will generally be less under a Policy with an Option 1 Death Benefit than under a similar Policy with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

You may change the Death Benefit option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we will decrease the Face Amount of your Policy by the amount of the Policy Value. The change will take effect on the Monthly Deduction Day on or immediately following the date we receive your written request.

We do not currently require you to prove insurability for a change in Death Benefit options. We will not permit you to change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $50,000.

CHANGE IN FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount will change the net amount at risk and, therefore, the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We will not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $50,000. A decrease in the Face Amount will not affect the Safety Net Premium.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy will affect the cost of insurance charges applicable to your Policy. As noted above, we will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 39 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also will increase. Finally, increases in the Face Amount of your Policy will also increase the Safety Net Premium amount.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We will require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. The riders we currently offer are described below. In our discretion we may offer additional riders or stop offering a rider.

CHILDREN'S LEVEL TERM RIDER: This rider provides for level term insurance on the Insured's children, as defined in the rider. We will provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We will pay the death benefit to the person designated by you. If the Insured dies while the rider is in effect, we will convert the coverage on each child to paid-up term insurance that will remain in force until the child reaches age 25. The rider may be exchanged for a new Policy on the earlier of each child's 25th birthday, or the Insured's age 65. We will not require evidence of insurability to exchange the rider.

ACCIDENTAL DEATH BENEFIT: Under this rider, we will provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

CONTINUATION OF PREMIUM: Under this rider, we will contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

ADDITIONAL INSURED RIDER: This rider provides life insurance coverage on an additional Insured. We will pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the additional Insured died while the rider was in force. You may renew the coverage until the additional Insured reaches age 99. Until the additional Insured's 75th birthday, you may exchange the rider for a new Policy on the additional Insured's life, subject to certain conditions as defined in the rider. We will not require evidence of insurability to exchange the rider.

PRIMARY INSURED RIDER: This rider provides additional term life insurance coverage on the primary Insured. You may renew this coverage until you reach age
99. Until you reach age 75, you may exchange the rider for a new Policy. In addition, after the fifth Policy Year and until you reach age 75, you may convert the rider to the base Policy. We will not require evidence of insurability to exchange or convert the Policy.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

POLICY LOANS. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for a loan is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy loan to you.

We will ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described in "Postponement of Payments" on page 35. While the Policy remains in force, you may repay the loan in whole or in part without any penalty at any time while the Insured is living.

When we make a Policy loan to you, we will transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We will also transfer in this manner Policy Value equal to any due and unpaid loan interest. We will usually take the transfers from the Subaccounts and the Fixed Account pro rata based upon the balances of each Subaccount and the Fixed Account. However, we will not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account will be credited with interest at the Loan Credited Rate stated in your Policy.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0% per year. We will treat any other loan as a Standard Loan. The interest rate on Standard Loans is 6.0% per year.

Interest on Policy loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy loan when due, the unpaid interest will become part of the Policy loan and will accrue interest at the same rate. In addition, we will transfer the difference between the value of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts and the Fixed Account to the Loan Account.

If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a
Section 1035 tax-free exchange may avoid any income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy loan from another insurer as part of Section 1035 tax-free exchange, we will treat a loan of up to 20% of your Policy Value as a Preferred Loan. If the amount due is more than 20% of your Policy Value, we will treat the excess as a Standard Loan. The treatment of transferred Policy loans is illustrated in the following example:

Transferred Policy Value                     $  190,000
Transferred Policy Loan                          40,000
                                               --------
Surrender Value                              $  150,000

20% of Policy Value                          $   38,000
Preferred Loan                               $   38,000
Standard Loan                                $    2,000

If the total outstanding loan(s) and loan interest exceeds the surrender value of your Policy, we will notify you and any assignee in writing. To keep the Policy in force, we will require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy will lapse and terminate without value. As explained in the section entitled "Lapse and Reinstatement" on page 34, however, you may subsequently reinstate the Policy. Before we will permit you to reinstate the Policy, we will require either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

All or any part of any Policy loan may be repaid while the Policy is still in effect. If you have a Policy loan outstanding, we will assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment will be allocated among the Subaccounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment will be deducted from the Loan Account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy Value because the investment results of each Subaccount and the Fixed Account will apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value will not increase as rapidly as it would if you had not taken a Policy loan. If the Subaccounts and/or Fixed Account earn less than that rate, then your Policy Value will be greater than it would have been if you had not taken a Policy loan. Also, if your do not repay a Policy loan, total outstanding Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Net Surrender Value determined as of the day we receive your written request. Your Policy will terminate on the day we receive your written request, or the date requested by you, whichever is later. We may require that you give us your Policy document before we pay you the surrender proceeds.

The Net Surrender Value equals the Policy Value, minus any applicable surrender charge, minus any Policy Debt. We will determine the Net Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We will pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later.

You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" on page [ ].

The tax consequences of surrendering the Policy are discussed in  "Tax Matters,"
beginning on page [   ].

PARTIAL WITHDRAWALS. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. You must request the partial withdrawal in writing. Your request will be effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

The minimum partial withdrawal amount is $500. We will subtract the partial withdrawal service fee of $10 from your withdrawal proceeds. You may not make a partial withdrawal that would reduce the Net Surrender Value to less than $500.

You may specify how much of your partial withdrawal you wish taken from each Subaccount or from the Fixed Account. You may not, however, withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately prior to the withdrawal.

If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Policy as well as the Policy Value. We will reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $50,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

The tax consequences of partial withdrawals are discussed in "Tax Matters" beginning page [ ].

SETTLEMENT OPTIONS. We will pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the settlement options that we then offer. You may request a settlement option by notifying us in writing at the address given on the first page of this Prospectus. We will transfer to our Fixed Account any amount placed under a settlement option and it will not be affected by the investment performance of the Separate Account.

You may request that the proceeds of the Policy be paid under a settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death no settlement option is in effect, the Beneficiary may choose a settlement option not more than 12 months after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of settlement option will become invalid and you may either notify us that you wish to continue the pre-existing choice of settlement option or select a new one.

The amount applied to a settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. We will not permit surrenders or partial withdrawals after payments under a settlement option commence.

We currently offer the five settlement options described below:

OPTION a - INTEREST. We will hold the proceeds, credit interest to them, and pay out the funds when the person entitled to them requests.

OPTION b - FIXED PAYMENTS. We will pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

OPTION c - LIFE INCOME - GUARANTEED PERIOD CERTAIN. We will pay the proceeds in a monthly income for as long as the payee lives. You may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we will make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we will stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

OPTION d - JOINT AND SURVIVOR. We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

OPTION e - PERIOD CERTAIN. We will pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we will pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other settlement option plans. Write or call us to obtain information about them.

When the proceeds are payable, we will inform you concerning the rate of interest we will credit to funds left with us. We guarantee that the rate of interest will be at least 3.5%. We may pay interest in excess of the guaranteed rate.

MATURITY. The Policies have no maturity date. Your Policy will continue as long as Net Surrender Value is sufficient to cover Monthly Deductions.

LAPSE AND REINSTATEMENT. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. You will be given a 61-day Grace Period in which to pay enough additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you a notice telling you that you must pay the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefit," on page 27. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will end at the end of the Grace Period.

If the Policy lapses, you may apply for reinstatement of the Policy by paying us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium is equal to an amount sufficient to
(1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date will reflect the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges will continue to be based on your original Issue Date.

CANCELLATION AND EXCHANGE RIGHTS. You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually will reflect the investment experience of the Subaccounts and the Fixed Account as you have allocated your Net Premium. In some states, however, we are required to send you the amount of your Premiums. In those states, currently we allocate any Premium received before the end of the free-look period as described in "Allocation of Premium" on page 15 above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money market Sub-Account. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not require evidence of insurability. We will not charge you to perform this amendment.


The net amount at risk (i.e., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.


POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy loan, or the payment of the Death Benefit Proceeds, in the following circumstances:

(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonable practicable; or

(3) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will add interest at our current rate from the time you asked for the Surrender Value.

                             DEDUCTIONS AND CHARGES

PREMIUM TAX CHARGE AND PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we will subtract the premium tax charge and the premium expense charge.

The premium tax charge will equal 2.5% of your Premiums. This charge is intended to help us pay state premium taxes and other related state and local taxes. State premium tax rates currently range up to 4.0%. Accordingly, the 2.5% deducted from your Premium may be more or less than the taxes assessed in your state. We will subtract this charge from amounts transferred from other policies issued by other insurers or by us, if state law imposes a premium tax on transferred amounts.

The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% of each Premium thereafter. 2.0% of the 3.5% charge during the first ten Policy Years is intended to help compensate us for our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. The remainder of this charge is intended to help compensate us for certain Federal taxes and other expenses related to the receipt of Premiums.

MONTHLY DEDUCTION. On each Monthly Deduction Day, we will deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is intended to compensate us for expenses incurred in connection with the issuance of a Policy, the cost of life insurance, the cost of any optional insurance benefits and certain administrative expenses. The administrative expenses include salaries, postage, telephone, office equipment and periodic reports.

The Monthly Deduction is the sum of the following four items: (1) the policy fee; (2) the mortality and expense risk charge; (3) the cost of insurance charge for your Policy; and (4) the cost of any benefit rider.

We will allocate the mortality and expense risk charge pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. We will allocate the remainder of the Monthly Deduction pro rata among the Subaccounts and the Fixed Account.

POLICY FEE: The monthly policy fee will be $7.50 per month. This charge compensates us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

MORTALITY AND EXPENSE RISK CHARGE: For the first fourteen Policy Years, the monthly mortality and expense risk charge will be calculated at an annual rate equivalent to 0.72% of the net Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we will not charge more than 0.48%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

COST OF INSURANCE CHARGE: The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Deduction Day.

EXAMPLE:

Face Amount                                         $ 100,000
Death Benefit Option                                        1
Policy Value on the Prior Monthly Deduction Day     $  30,000
Insured's Attained Age                                     45
Corridor Percentage                                      215%
Death Benefit                                       $ 100,000

On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.0032737) - $50,000).

Because the Policy Value and, as a result, the amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge probably will be different each month.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy. We base the cost of insurance rate on the sex, issue age, Policy Year, and premium rating class of the Insured. However, we issue unisex policies in Montana and in connection with Qualified Plans. Although we will base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on the Insured's sex and age last birthday. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

If we ever charge you a cost of insurance rate during the first five Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

On the Policy Anniversary following the Insured's 100th birthday, we will waive all cost of insurance charges and monthly policy fees.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page 25 below.

PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The table below contains a summary of current estimates of those charges and expenses. For more detailed information about those charges and expenses, please refer to the Prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.




                                                   PORTFOLIO COMPANY ANNUAL EXPENSES
                                           (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)

                                                                         MANAGEMENT FEE          OTHER EXPENSES          TOTAL
JANUS ASPEN SERIES                                                       --------------          --------------          -----
   Flexible Income (1)                                                           0.65%                   0.07%            0.72%
   Balanced                                                                      0.65%                   0.02%            0.67%
   Growth (1)                                                                    0.65%                   0.02%            0.67%
   Aggressive Growth (1)                                                         0.65%                   0.02%            0.67%
   Worldwide Growth (1)                                                          0.65%                   0.05%            0.70%

FEDERATED INSURANCE MANAGEMENT SERIES
   Utility II (2) (after fee waiver or                                           0.75%                   0.19%            0.94%
     expense reimbursement)
   U.S. Government Securities                                                    0.60%                   0.18%            0.78%
   II (2) (after fee waiver or expense reimbursement)
   High Income Bond II (after fee waiver or                                      0.60%                   0.19%            0.79%
     Expense reimbursement)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
   Money Market                                                                  0.18%                   0.09%            0.27%
   Equity-Income (3a) (after expense reduction)                                  0.48%                   0.08%            0.56%
   Growth (3a) (after expense reduction)                                         0.58%                   0.07%            0.65%
   Overseas (3a)(after expense reduction)                                        0.73%                   0.14%            0.87%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
   Asset Manager (3a)(after expense reduction)                                   0.53%                   0.09%            0.62%
   Contrafund (3a)(after expense reduction)                                      0.58%                   0.07%            0.65%
   Index 500 (3b)(after expense reimbursement)                                   0.24%                   0.04%            0.28%

THE ALGER AMERICAN FUND
   Income and Growth                                                             0.625%                  0.075%           0.70%
   Small Capitalization                                                          0.85%                   0.05%            0.90%
   Growth                                                                        0.75%                   0.04%            0.79%
   Midcap Growth                                                                 0.80%                   0.05%            0.85%
   Leveraged Allcap (4)                                                          0.85%                   0.08%            0.93%

SCUDDER VARIABLE LIFE INVESTMENT FUND
   Bond                                                                          0.475%                  0.09%            0.57%
   Balanced                                                                      0.475%                  0.08%            0.55%
   Growth and Income                                                             0.475%                  0.08%            0.55%
   Global Discovery                                                              0.975%                  0.65%            1.88%
   International                                                                 0.853%                  0.18%            1.03%

STRONG VARIABLE INSURANCE FUNDS, INC.
   Discovery II                                                                  1.00%                   0.14%            1.14%
   Mid Cap Growth II                                                             1.00%                   0.17%            1.17%

STRONG OPPORTUNITY FUND II, INC.
   Opportunity II                                                                1.00%                   0.14%            1.14%

T. ROWE PRICE INTERNATIONAL SERIES, INC. (7)
   T. Rowe Price                                                                 1.05%                   0.00%            1.05%
   International Stock

T. ROWE PRICE EQUITY SERIES, INC. (7)
   T. Rowe Price  New America Growth                                             0.85%                   0.00%            0.85%
   T. Rowe Price Mid-Cap Growth                                                  0.85%                   0.00%            0.85%
   T. Rowe Price Equity Income                                                   0.85%                   0.00%            0.85%

MFS VARIABLE INSURANCE TRUST (5)
   Growth with Income                                                            0.75%                   0.13%            0.88%
   Research                                                                      0.75%                   0.11%            0.86%
   Emerging Growth                                                               0.75%                   0.09%            0.84%
   Total Return (6)                                                              0.75%                   0.15%            0.90%
   New Discovery (6)                                                             0.90%                   0.17%            1.07%


--------------------------
(1)   Expenses are based upon  expenses  for the fiscal year ended  December 31,
      1999,  restated to reflect a reduction in the  management  fee for Growth,
      Aggressive Growth, Worldwide Growth, and Balanced Portfolios. All expenses are shown without the effect of expense offset arrangements.

(2) The expense figures shown reflect the voluntary waiver of all or a portion of the Management Fee. The maximum Management Fees for the indicated
      Portfolios and the Total Portfolio Expenses absent the voluntary waiver are as follows: 0.75% and 1.19%, respectively, for the Utility Fund II;
      0.60% and 1.03%, respectively,  for the U.S. Government Securities II; and
      0.60% and 1.04% respectively for the High Income Bond Fund II.

(3)   (a)  A portion of the brokerage commissions these Portfolios paid was used to reduce their expenses. Additionally, a portion of certain of these funds' expenses were reduced as a result of credits earned on uninvested cash balances through arrangements with or on behalf of the funds' custodian. Without these reductions, total operating expenses for the following Portfolios would have been: Equity Income
           -- 0.57%; Growth -- 0.66%; Overseas -- 0.91%; Asset Manager -- 0.63%;
           and Contrafund -- 0.67%.

      (b)  The Fund's  Investment  Adviser  agreed to reimburse a portion of the
           Index 500  Portfolio's  expenses  during  the  period.  Without  this reimbursement,  the  total  operating  expenses  for  the  Index  500
           Portfolio would have been 0.34%

(4) Included in the Other Expenses of this Portfolio is 0.01% of interest expense.

(5) Each Portfolio has an expense offset arrangement which reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses".

(6) The Adviser has agreed to bear expenses for this Portfolio, subject to reimbursement by this Portfolio, such that this Portfolio's "Other
      Expenses" shall not exceed 0.15% of the average daily net assets of the Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Expenses" for New Discovery would be Other Expenses 1.59% and Total
      Expenses 2.49%.

(7)   Management fees include operating expenses.



SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

INITIAL SURRENDER CHARGE. When we issue your Policy, we determine the initial surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:

Male Non-Smoker                                   $27.51
Male Smoker                                       $32.85
Female Non-Smoker                                 $22.80
Female Smoker                                     $25.55
Unisex Non-Smoker                                 $26.56
Unisex Smoker                                     $31.40

Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount was $100,000, the surrender charge initially would be $2,751.

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rates are as follows:

Male Non-Smoker                                   $53.98
Male Smoker                                       $54.11
Female Non-Smoker                                 $53.74
Female Smoker                                     $54.01
Unisex Non-Smoker                                 $53.72
Unisex Smoker                                     $54.01

If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:

                MALE -  FEMALE -  UNISEX -
 POLICY YEAR    AGE 45   AGE 45    AGE 45
      1          100%     100%      100%
      2          100%     100%      100%
      3          100%     100%      100%
      4          100%     100%      100%
      5          100%     100%      100%
      6          91%      91%       91%
      7          82%      82%       82%
      8          73%      73%       73%
      9          64%      64%       64%
      10         55%      55%       55%
      11         46%      46%       46%
      12         37%      37%       37%
      13         28%      28%       28%
      14         18%      18%       18%
      15          0%       0%        0%

Thus, in the example given above, if the Policy were surrendered during the 10th Policy Year, the surrender charge would equal $1,513.05 ($2,751 X 55%). A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

SURRENDER CHARGE ON INCREASES IN INITIAL FACE AMOUNT. If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a fourteen Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for this product.

The premium expense charge and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets.

We will not subtract any portion of the then applicable surrender charge from a partial withdrawal. We will, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.


We will not assess a surrender charge on surrenders under policies issued to employees of Lincoln Benefit Life Company or its affiliates Surety Life Insurance Company and Allstate Financial Services, L.L.C., or to their spouses or minor children if these individuals reside in the State of Nebraska.


TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

The transfer fee will be deducted from the Policy Value that remains in the Subaccount(s) or Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                            GENERAL POLICY PROVISIONS

STATEMENTS TO POLICY OWNERS. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

LIMIT ON RIGHT TO CONTEST. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

SUICIDE. If the Insured commits suicide while sane or kills him or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him- or herself while insane, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

BENEFICIARY.   You   name   the   original   Beneficiary(ies)   and   Contingent
Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries and Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

ASSIGNMENT. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

DIVIDENDS. We will not pay any dividend under the Policies.

                                   TAX MATTERS

INTRODUCTION

The following discussion is general and is not intended as tax advice. Lincoln Benefit makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon the your circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Separate Account is not an entity separate from Lincoln Benefit and its operations form a part of Lincoln Benefit. As a consequence, the Separate Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Lincoln Benefit believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Lincoln Benefit is legally required to accumulate and maintain in order to meet future obligations under the Policies. Lincoln Benefit does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

TAXATION OF POLICY BENEFITS

In order to qualify as a life insurance policy for federal income tax purposes, the Policy must meet the definition of a life insurance policy set forth in
Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a Policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is excluded from the beneficiary's gross income under Section 101(a) of the Tax Code and you are not taxed on increases in the Policy Value until a distribution occurs.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide most of the tax advantages normally provided by life insurance. Lincoln Benefit has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. Policy loans are generally not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals only to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered. Withdrawals and loans from modified endowment contracts are subject to less favorable tax treatment.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is not your estate, but you retain incidents of ownership in the Policy, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include:

o        the right to change beneficiaries,
o        to assign the Policy,
o        to revoke an assignment,
o        to pledge the Policy, or
o        to obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

MODIFIED ENDOWMENT CONTRACTS

A life  insurance  policy is treated as a "modified  endowment  contract"  under
Section 7702A of the Tax Code if it meets the  definition  of life  insurance in
Section 7702, but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A. We will not accept any premiums that cause the Policy to become a modified endowment contract unless we receive from you a written acknowledgment that the Policy will become a modified endowment contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a modified endowment contract will not cause the new policy to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a modified endowment contract for a new life insurance policy will always cause the new policy to be a modified endowment contract.

A Policy that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. The death benefit is excluded from income and increases in Policy Value are not subject to current taxation. If you receive any amount as a Policy loan from a modified endowment contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Unlike other life insurance policies, withdrawals and distributions made before the insured's death are treated as taxable income first, then as recovery of investment in the contract. The taxable portion of any distribution from a modified endowment contract is subject to a 10% penalty tax, except as follows:

o distributions made on or after the date on which the taxpayer attains age 59 1/2;
o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code);
o or any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any distributions.

DIVERSIFICATION REQUIREMENTS

For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT

The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause an investor to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under this Policy are different than those described by the IRS in rulings in which it found that contract owners were not owners of Separate Account assets. For example, you have the choice to allocate premiums and Policy values among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Lincoln Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

                             DESCRIPTION OF LINCOLN
                          BENEFIT LIFE COMPANY AND THE
                                SEPARATE ACCOUNT


LINCOLN BENEFIT LIFE COMPANY. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 2940 South 84th Street, Lincoln, Nebraska 68506-4142. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.


We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York. We intend to market the Policy everywhere we conduct variable life insurance business. The Policies offered by this Prospectus are issued by us and will be funded in the Separate Account and/or the Fixed Account.

Through our reinsurance agreement with Allstate Life, substantially all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Under the Company's reinsurance agreements with ALIC, the Company reinsures all reserve liabilities with ALIC except for variable contracts. The Company's variable contract assets and liabilities are held in legally-segregated unitized Separate Accounts and are retained by the Company. However, the transactions related to such variable contracts such as premiums, expenses and benefits are transferred to ALIC.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

The Company also acts as the sponsor for one other of its Separate Accounts that is a registered investment company: Lincoln Benefit Life Variable Annuity Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly-owned subsidiary.


EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT. Our directors and executive officers are listed below, together with information as to their dates of election and principal business occupations during the last five years (if other than their present occupation). The principal business address of each of the officers and directors listed below is 2940 South 84th St., Lincoln, Nebraska 68506-4142

THOMAS R. ASHLEY, SENIOR VICE PRESIDENT & MEDICAL DIRECTOR 1998, DIRECTOR 1999, Vice President and Medical Director 10/96-5/98 Lincoln Benefit Life Company; Director 10/99-present, Senior Vice President & Medical Director 5/98-present, Vice President and Medical Director 1/97-5/98, Surety Life Insurance Company.

THOMAS J. BERNEY, SENIOR VICE PRESIDENT 1998, DIRECTOR 1999, Vice President 1982-1998 Lincoln Benefit Life Company.

JOHN H. COLEMAN, III, SENIOR VICE PRESIDENT, DIRECTOR 1998-present, Vice President 4/94-5/98, Lincoln Benefit Life Company; Senior Vice President, Director 5/98-present, Vice President 9/96-5/98, Surety Life Insurance Company; President 2/93-4/94, Acordia.

LAWRENCE W. DAHL, EXECUTIVE VICE PRESIDENT, DIRECTOR 1999, Lincoln Benefit Life Company; Tax Director, 2/87-5/99, Allstate Life Insurance Company.

MARVIN P. EHLY, SENIOR VICE PRESIDENT, TREASURER AND CONTROLLER, DIRECTOR 1999; Vice President 6/93-12/98, Lincoln Benefit Life Company; Senior Vice President, Treasurer and Controller, Director 1/99-present, Surety Life Insurance Company.

DOUGLAS F. GAER, EXECUTIVE VICE PRESIDENT 1997, DIRECTOR 1981, Senior Vice President, 4/95-2/97, Senior Vice President and Treasurer 4/94-3/95, Vice President 3/81-4/94, Lincoln Benefit Life Company; Executive Vice President 1/97-present, Senior Vice President and Treasurer, 1/94-12/96, Director 1/94-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

RODGER A. HERGENRADER, SENIOR VICE PRESIDENT, DIRECTOR 1999, Vice President 1995-1998, Underwriter 1988-1995, Lincoln Benefit Life Company; Senior Vice President 1999-present, director 10/99-present, Surety Life Insurance Company.

ROBERT E. RICH, EXECUTIVE VICE PRESIDENT 1996, DIRECTOR 1987, Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96; Senior Vice President, Assistant Secretary 4/94-3/95, Vice President/Assistant Secretary 1/84-5/96, Lincoln Benefit Life Company; Executive Vice President 5/96-present, Senior Vice President and Chief Actuary 1/94-5/96, Director 9/93-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

KEVIN R. SLAWIN, DIRECTOR 1996, Lincoln Benefit Life Company; Director and Vice President-Finance and Planning 1996-present, Allstate Life Insurance Company; Director 8/96-present, Allstate Life Insurance Company of New York; Director 8/96-present, Laughlin Group Holdings, Inc.; Director 8/96-present, Northbrook Life Insurance Company; Director 8/96-present, Surety Life Insurance Company; Director 8/96-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer 1/95-8/96, Allstate Insurance Company; Assistant Treasurer and Director 2/94-1/95, Sears Roebuck & Co.; First Vice President and Treasurer 6/86-2/94, Sears Mortgage Corp.

J. SCOTT TAYLOR, SENIOR VICE PRESIDENT, 1999, Director 10/99-present, Vice President 9/98-3/99, Director of Sales Management 1/97-9/98, Lincoln Benefit Life Company; Director of Marketing Development 1984-1997 Ameritas Life Insurance Corp.

MICHAEL J. VELOTTA, DIRECTOR 1992, Lincoln Benefit Life Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life & Annuity Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Northbrook Life Insurance Company; Assistant Secretary, Director 6/95-present, Surety Life Insurance Company; Assistant Vice President & Assistant General Counsel 1989, Allstate Insurance Company.

CAROL S. WATSON, SENIOR VICE PRESIDENT, GENERAL COUNSEL, DIRECTOR 1992, SECRETARY 1999, Assistant Secretary 1994-9/99. Vice President & General Counsel 7/91-4/94, Lincoln Benefit Life Company; Senior Vice President, General Counsel & Corporate Secretary 1/98-present, Senior Vice President, General Counsel and Assistant Secretary, 1/94-12/97, Director 6/95-present, Surety Life Insurance Company; President, 1996-1/99, Director 5/93-1/99, Vice President and General Counsel 1993-1995, Lincoln Benefit Financial Services, Inc.

DEAN M. WAY, SENIOR VICE PRESIDENT AND ACTUARY, DIRECTOR 1998, Vice President and Actuary 5/92-5/98, Lincoln Benefit Life Company; Senior Vice President and Actuary, Director, 5/98-present, Vice President and Actuary 9/96-5/98, Surety Life Insurance Company.

THOMAS J. WILSON, II, CHAIRMAN OF THE BOARD 1999, Lincoln Benefit Life Company; Director 1/99-present, Surety Life Insurance Company; Senior Vice President,
Director 6/95-present, Vice President 1/95-6/95, Allstate Insurance Company; Senior Vice President, Director 7/96-present, Allstate Holdings, Inc.; President 1/99-present, Director 9/95-present, Allstate Life Insurance Company; President 12/98-present, Director 1/99-present, Allstate Life Insurance Company of New York; Senior Vice President 6/95-present, Director 7/95-present, Allstate Property and Casualty Insurance Company; Vice President 1/95-1/99, The Allstate Corporation; Vice President 1993-1995, Sears, Roebuck & Company.

PATRICIA W. WILSON, DIRECTOR 1997, Lincoln Benefit Life Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President 6/91-present, Director 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer 7/97-present, Glenbrook Life Insurance Company; Assistant Treasurer 7/97-present, Glenbrook Life Annuity Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer 7/97-present, Northbrook Life Insurance Company; Director 7/97-present, Surety Life Insurance Company.

B. EUGENE  WRAITH,  PRESIDENT,  CHIEF  OPERATING  OFFICER 1996,  DIRECTOR  1984,
President and Chief Operating Officer 3/96-present, Senior Vice President 4/94-3/96, Vice President 12/81-4/94, Lincoln Benefit Life Company; President and Chief Operating Officer 3/96-present, Executive Vice President 1/94-3/96, Director 9/93-present, Surety Life Insurance Company; Chairman of the Board, Director 1993-1/99, President 5/93-11/96, Lincoln Benefit Financial Services, Inc.; Vice President 1/99-present, Allstate Insurance Company; Vice President 3/96-present, Allstate Life Insurance Company.


SEPARATE ACCOUNT. Lincoln Benefit Life Variable Life Account was originally established in 1990, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of Lincoln Benefit.

The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund our other variable universal life insurance policies.

We will account separately for each type of variable life insurance policy funded by the Separate Account.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS. We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF LINCOLN BENEFIT. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

                       MARKET TIMING AND ASSET ALLOCATION

Certain third parties offer market timing and asset allocation services in connection with the Policies. In certain situations, Lincoln Benefit will honor transfer instructions from such third parties provided such market timing and asset allocation services comply with our administrative systems, rules and procedures, which may be modified by us at any time. PLEASE NOTE that fees and charges assessed for such market timing and asset allocation services are separate and distinct from the Policy fees and charges set forth herein. We neither recommend nor discourage such market timing and asset allocation services.

                            DISTRIBUTION OF POLICIES

The Policies described in this Prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency.


ALFS,  Inc.  ("ALFS")  located at 3100 Sanders Road,  Northbrook,  IL 60062-7154 serves  as  principal  underwriter  of the  Policies.  ALFS  is a  wholly  owned subsidiary of Allstate Life Financial Services. It is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.


Registered representatives who sell the policy will be paid a maximum sales commission of approximately 70% of all Premiums up to the first year Safety Net premium plus 2.85% of any additional premiums in the first year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

During 1998, Lincoln Benefit paid to its former principal underwriter of the Policies, Lincoln Benefit Financial Services ("LBFS"), gross commissions for the sale of Policies of approximately $263,332.99. LBFS, as principal underwriter, retained $5,587.83. The amounts not retained by LBFS were paid to other independent broker/dealers and registered representatives of LBFS for distribution of the Policies.

Lincoln Benefit does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including any liability arising out of the Services we provide on the Policies.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine law suits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                  LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon Carol S. Watson, Senior Vice President and General Counsel of
Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Policies described in this prospectus are being passed upon by the law firm of Jordan Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., East Lobby, Washington, D.C. 20007-5201.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms. You may read the registration statement and other reports that we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC Internet site (http:\\www.sec.gov).

                                     EXPERTS


The consolidated financial statements and related financial statement schedule of Lincoln Benefit as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 1999, and for each of the periods in the three years then ended included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 1999 and for the periods in the three years then ended, the consolidated financial statements and related financial statement schedule of Lincoln Benefit as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the accompanying Independent Auditors' Reports appear in the pages that follow. The consolidated financial statements of Lincoln Benefit included herein should be considered only as bearing upon the ability of Lincoln Benefit to meet its obligations under the Contacts.

                                    APPENDIX

         ILLUSTRATIONS OF SURRENDER VALUES AND DEATH BENEFITS

The following tables illustrate how the Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investments return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-2 and A-3 illustrate a Policy issued to a male, age 45, $200,000 Face Amount, under a preferred nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume annual payment of $2,750, which is the Safety Net Premium (see Safety Net Premium, page 9). Payment of this Premium each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page A-2 assumes current charges and cost of insurance rates, while the illustration on page A-3 assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).


The amounts shown for the Death Benefit, Policy Value and Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios as a result of expenses paid by the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to an average annual rate of .71% of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of .10% of the average daily net assets of the Funds. Also reflected is our monthly charge to the
Policy Value for assuming mortality and expense risks. The current charge for the first fourteen Policy Years is an annual rate of 0.72% of the average net assets of the Subaccounts, with a maximum charge of 0.48% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for premium tax of 2.5% of Premium, the premium expense charge of 3.5% of Premium for the first ten years and 1.5% thereafter, and the monthly Policy fee of $7.50. After deduction of these amounts, the illustrated gross annual investment  rates of  return  of 0%,  6%,  and  12%,  "Assuming  Current  Costs"
correspond to approximate net annual rates of -.81, 5.19, and 11.19% respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -.81%, 5.19%, and 11.19%, respectively.


The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values and Surrender Values illustrated (see "Tax Matters," page [ ]).

The tables illustrate the Policy Values, Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                                MALE ISSUE AGE 45

                              Face Amount $200,000
                              Annual Premium $2,750
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                         Current Cost of Insurance Rates

                              DEATH BENEFIT
                    Assuming Hypothetical Gross and
                     Net Annual Investment Return of

     Policy                 0% Gross     6% Gross        12% Gross
      Year                  -.81 Net     5.19 Net        11.19 Net

       1                   200,000        200,000           200,000
       2                   200,000        200,000           200,000
       3                   200,000        200,000           200,000
       4                   200,000        200,000           200,000
       5                   200,000        200,000           200,000
       6                   200,000        200,000           200,000
       7                   200,000        200,000           200,000
       8                   200,000        200,000           200,000
       9                   200,000        200,000           200,000
       10                  200,000        200,000           200,000
       15                  200,000        200,000           200,000
  20 (age 65)              200,000        200,000           200,000
  30 (age 75)              200,000        200,000           438,914
  40 (age 85)                 *           209,904         1,226,658
  55 (age 100)                *           448,017         5,354,914



                         POLICY VALUE                                SURRENDER VALUE
               Assuming Hypothetical Gross and               Assuming Hypothetical Gross and
               Net Annual Investment Return of               Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross          0% Gross    6% Gross    12% Gross
    Year      -.81 Net    5.19 Net    11.19 Net          -.81 Net    5.19 Net    11.19 Net
     1          2,101       2,240       2,380                 0           0           0
     2          4,041       4,449       4,873                 0           0           0
     3          5,848       6,648       7,517               346       1,146       2,015
     4          7,572       8,890      10,379             2,070       3,388       4,877
     5          9,247      11,210      13,521             3,745       5,708       8,019
     6         10,893      13,632      16,992             5,886       8,625      11,985
     7         12,520      16,171      20,837             8,008      11,659      16,325
     8         14,128      18,831      25,097            10,111      14,815      21,080
     9         15,717      21,620      29,817            12,196      18,099      26,295
     10        17,287      24,543      35,045            14,261      21,517      32,019
     15        25,054      41,707      71,456            25,054      41,707      71,456
20 (age 65)    31,124      62,719     133,113            31,124      62,719     133,113
30 (age 75)    30,980     116,368     410,200            30,980     116,368     410,200
40 (age 85)       *       199,909   1,168,246               *       199,909   1,168,246
55 (age 100)      *       443,582   5,301,895               *       443,582   5,301,895

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                                MALE ISSUE AGE 45

                              Face Amount $200,000
                              Annual Premium $2,750
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                       Guaranteed Cost of Insurance Rates


                          DEATH BENEFIT
                 Assuming Hypothetical Gross and
                 Net Annual Investment Return of
     Policy     0% Gross    6% Gross    12% Gross
      Year      -.81 Net    5.19 Net    11.19 Net

       1         200,000   200,000      200,000
       2         200,000   200,000      200,000
       3         200,000   200,000      200,000
       4         200,000   200,000      200,000
       5         200,000   200,000      200,000
       6         200,000   200,000      200,000
       7         200,000   200,000      200,000
       8         200,000   200,000      200,000
       9         200,000   200,000      200,000
       10        200,000   200,000      200,000
       15        200,000   200,000      200,000
  20 (age 65)    200,000   200,000      200,000
  30 (age 75)       *      200,000      307,365
  40 (age 85)       *         *         840,906
  55 (age 100)      *         *       3,445,318



                         POLICY VALUE                               SURRENDER VALUE
               Assuming Hypothetical Gross and              Assuming Hypothetical Gross and
               Net Annual Investment Return of              Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross             0% Gross    6% Gross    12% Gross
    Year      -.81 Net    5.19 Net    11.19 Net             -.81 Net    5.19 Net    11.19 Net

     1          1,781       1,911         2,041                  0            0           0
     2          3,488       3,858         4,244                  0            0           0
     3          5,116       5,839         6,625                  0          337       1,123
     4          6,663       7,851         9,196              1,161        2,349       3,694
     5          8,126       9,893        11,977              2,624        4,391       6,475
     6          9,495      11,956        14,980              4,488        6,949       9,973
     7         10,763      14,032        18,222              6,251        9,520      13,711
     8         11,918      16,111        21,720              7,902       12,095      17,703
     9         12,949      18,181        25,490              9,427       14,659      21,969
     10        13,843      20,230        29,556             10,817       17,204      26,530
     15        16,192      30,150        55,926             16,192       30,150      55,926
20 (age 65)    12,821      37,551        97,281             12,821       37,551      97,281
30 (age 75)       *        19,313       287,257               *          19,313     287,257
40 (age 85)       *           *         800,863               *            *        800,863
55 (age 100)      *            *      3,411,206               *            *      3,411,206


Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                                LINCOLN BENEFIT LIFE
                                VARIABLE LIFE ACCOUNT

                                FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND FOR THE PERIODS ENDED DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997, AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Lincoln Benefit Life Company:

We have audited the accompanying statement of net assets of Lincoln Benefit Life Variable Life Account as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account as disclosed in Note 1), and the related statements of operations and statements of changes in net assets for each of the periods in the three year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999 by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Lincoln Benefit Life Variable Life Account as of December 31, 1999 (including the assets of each of the individual sub-accounts which comprise the Account), and the results of operations for each of the individual sub-accounts and the changes in their net assets for each of the periods in the three year period then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 27, 2000

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 1999
----------------------------------------------------------------------

($ and # of shares in thousands)

NET ASSETS
Allocation to Sub-Accounts investing in the Alger American
 Fund:
  Growth, 23 shares (cost $1,298)                             $  1,488
  Income and Growth, 43 shares (cost $602)                         758
  Leveraged AllCap, 29 shares (cost $1,272)                      1,673
  MidCap Growth, 16 shares (cost $454)                             519
  Small Capitalization, 9 shares (cost $393)                       507

Allocation to Sub-Accounts investing in the Janus Aspen
 Series:
  Flexible Income, 162 shares (cost $1,910)                      1,848
  Balanced, 553 shares (cost $12,217)                           15,453
  Growth, 1,079 shares (cost $24,291)                           36,322
  Aggressive Growth, 752 shares (cost $24,431)                  44,862
  Worldwide Growth, 1,127 shares (cost $33,958)                 53,834

Allocation to Sub-Accounts investing in the IAI Retirement
 Funds, Inc.:
  Regional, 152 shares (cost $2,326)                             2,763
  Reserve, 19 shares (cost $188)                                   186
  Balanced, 57 shares (cost $826)                                  875

Allocation to Sub-Accounts investing in the Fidelity
 Variable Insurance Products Fund II:
  Asset Manager, 350 shares (cost $6,021)                        6,525
  Contrafund, 764 shares (cost $17,291)                         22,268
  Index 500, 32 shares (cost $4,955)                             5,425

Allocation to Sub-Accounts investing in the Fidelity
 Variable Insurance Products Fund:
  Money Market, 23,969 shares (cost $23,969)                    23,969
  Equity-Income, 1,047 shares (cost $24,918)                    26,923
  Growth, 691 shares (cost $27,895)                             37,972
  Overseas, 278 shares (cost $5,832)                             7,625

Allocation to Sub-Accounts investing in the Federated
 Insurance Management Series:
  High Income Bond Fund II, 380 shares (cost $4,039)             3,890
  Utility Fund II, 212 shares (cost $2,907)                      3,046
  U.S. Government Securities Fund II, 137 shares (cost
    $1,477)                                                      1,450

Allocation to Sub-Acounts investing in the Scudder Variable
 Life Investment Fund:
  Bond, 227 shares (cost $1,414)                                 1,470
  Balanced, 24 shares (cost $354)                                  382
  Growth and Income, 17 shares (cost $180)                         182
  Global Discovery, 8 shares (cost $80)                            106
  International, 12 shares (cost $198)                             254

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 1999
----------------------------------------------------------------------

($ and # of shares in thousands)

Allocation to Sub-Accounts investing in the Strong Variable
 Insurance Funds, Inc.:
  Discovery Fund II, 5 shares (cost $46)                      $     56
  Growth Fund II, 21 shares (cost $448)                            623

Allocation to Sub-Account investing in the Strong
 Opportunity Fund II, Inc.:
  Opportunity Fund II, 9 shares (cost $204)                        229

Allocation to Sub-Account investing in the T. Rowe Price
 International Series, Inc.:
  International Stock, 9 shares (cost $136)                        164

Allocation to Sub-Account investing in the T. Rowe Price
 Equity Series, Inc.:
  New America Growth, 4 shares (cost $91)                           95
  Mid-Cap Growth, 20 shares (cost $301)                            342
  Equity Income, 11 shares (cost $213)                             200

Allocation to Sub-Accounts investing in the MFS Variable
 Insurance Trust:
  Growth with Income Series, 21 shares (cost $426)                 445
  Research Series, 14 shares (cost $292)                           338
  Emerging Growth Series, 20 shares (cost $517)                    763
  Total Return Series, 16 shares (cost $294)                       292
  New Discovery Series, 36 shares (cost $454)                      612
                                                              --------
    Net assets                                                $306,734
                                                              ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                      Alger American Fund Sub-Accounts
                                                       ---------------------------------------------------------------
                                                             Growth           Income and Growth     Leveraged AllCap
                                                       -------------------   -------------------   -------------------
                                                         1999     1998 (a)     1999     1998 (a)     1999     1998 (a)
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $   29     $    -     $    8     $    -     $    7     $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                 -          -          -          -          -          -
  Administrative expense                                     -          -          -          -          -          -
                                                        ------     ------     ------     ------     ------     ------
    Net investment income (loss)                            29          -          8          -          7          -
                                                        ------     ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      360         11        187          -        298          -
  Cost of investments sold                                 353         11        175          -        283          -
                                                        ------     ------     ------     ------     ------     ------

    Net realized gains (losses)                              7          -         12          -         15          -
                                                        ------     ------     ------     ------     ------     ------

Change in unrealized gains (losses)                        188          2        155          1        401          -
                                                        ------     ------     ------     ------     ------     ------

    Net gains (losses) on investments                      195          2        167          1        416          -
                                                        ------     ------     ------     ------     ------     ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $  224     $    2     $  175     $    1     $  423     $    -
                                                        ======     ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                            Alger American Fund Sub-Accounts
                                                       -------------------------------------------
                                                          MidCap Growth      Small Capitalization
                                                       -------------------   ---------------------
                                                         1999     1998 (a)     1999      1998 (a)
                                                       --------   --------   ---------   ---------
INVESTMENT INCOME
Dividends                                               $    8     $    -     $   10      $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                 -          -          -           -
  Administrative expense                                     -          -          -           -
                                                        ------     ------     ------      ------
    Net investment income (loss)                             8          -         10           -
                                                        ------     ------     ------      ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      381          -        262          11
  Cost of investments sold                                 380          -        266          11
                                                        ------     ------     ------      ------

    Net realized gains (losses)                              1          -         (4)          -
                                                        ------     ------     ------      ------

Change in unrealized gains (losses)                         65          -        112           2
                                                        ------     ------     ------      ------

    Net gains (losses) on investments                       66          -        108           2
                                                        ------     ------     ------      ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $   74     $    -     $  118      $    2
                                                        ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                       Janus Aspen Series Sub-Accounts
                                                       ---------------------------------------------------------------
                                                              Flexible Income                      Balanced
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $  120     $   82     $   49     $  292     $  265     $   86
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (11)        (9)        (5)       (77)       (56)       (18)
  Administrative expense                                    (3)        (2)        (1)       (20)        (9)        (5)
                                                        ------     ------     ------     ------     ------     ------
    Net investment income (loss)                           106         71         43        195        200         63
                                                        ------     ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                    1,230        866      1,087     12,926      3,583      2,365
  Cost of investments sold                               1,227        852      1,066     11,793      3,294      2,221
                                                        ------     ------     ------     ------     ------     ------

    Net realized gains (losses)                              3         14         21      1,133        289        144
                                                        ------     ------     ------     ------     ------     ------

Change in unrealized gains (losses)                        (88)        (1)         9      1,562      1,313        260
                                                        ------     ------     ------     ------     ------     ------

    Net gains (losses) on investments                      (85)        13         30      2,695      1,602        404
                                                        ------     ------     ------     ------     ------     ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $   21     $   84     $   73     $2,890     $1,802     $  467
                                                        ======     ======     ======     ======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                       Janus Aspen Series Sub-Accounts
                                                       ---------------------------------------------------------------
                                                                   Growth                     Aggressive Growth
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                              $   198    $   820    $   189    $   917    $     -    $     -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (175)       (93)       (46)      (170)       (79)       (46)
  Administrative expense                                   (48)       (23)       (12)       (45)       (23)       (14)
                                                       -------    -------    -------    -------    -------    -------
    Net investment income (loss)                           (25)       704        131        702       (102)       (60)
                                                       -------    -------    -------    -------    -------    -------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                   11,605      5,432      7,818     46,018     14,012     11,046
  Cost of investments sold                               9,578      5,026      7,446     40,029     13,027     10,625
                                                       -------    -------    -------    -------    -------    -------

    Net realized gains (losses)                          2,027        406        372      5,989        985        421
                                                       -------    -------    -------    -------    -------    -------

Change in unrealized gains (losses)                      7,860      3,161        640     16,727      2,976        632
                                                       -------    -------    -------    -------    -------    -------

    Net gains (losses) on investments                    9,887      3,567      1,012     22,716      3,961      1,053
                                                       -------    -------    -------    -------    -------    -------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                             $ 9,862    $ 4,271    $ 1,143    $23,418    $ 3,859    $   993
                                                       =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                                             IAI Retirement Funds, Inc.
                                                        Janus Aspen Series Sub-Accounts             Sub-Accounts
                                                       ---------------------------------   ------------------------------
                                                               Worldwide Growth                       Regional
                                                       ---------------------------------   ------------------------------
                                                         1999        1998        1997        1999       1998       1997
                                                       ---------   ---------   ---------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $    68     $   901     $   181    $    46    $   152    $    94
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (258)       (165)        (81)       (18)       (19)       (16)
  Administrative expense                                    (72)        (43)         (9)        (6)        (6)        (5)
                                                        -------     -------     -------    -------    -------    -------
    Net investment income (loss)                           (262)        693          91         22        127         73
                                                        -------     -------     -------    -------    -------    -------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                    36,596      25,446      17,134        941        935        953
  Cost of investments sold                               30,704      23,546      15,964        907        918        888
                                                        -------     -------     -------    -------    -------    -------

    Net realized gains (losses)                           5,892       1,900       1,170         34         17         65
                                                        -------     -------     -------    -------    -------    -------

Change in unrealized gains (losses)                      15,622       2,958         600        357       (142)       113
                                                        -------     -------     -------    -------    -------    -------

    Net gains (losses) on investments                    21,514       4,858       1,770        391       (125)       178
                                                        -------     -------     -------    -------    -------    -------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $21,252     $ 5,551     $ 1,861    $   413    $     2    $   251
                                                        =======     =======     =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   IAI Retirement Funds, Inc. Sub-Accounts
                                                       ---------------------------------------------------------------
                                                                  Reserve                          Balanced
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $    6     $    8     $    6     $   44     $   13     $   10
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                (2)        (1)        (1)        (5)        (4)        (2)
  Administrative expense                                     -          -          -         (2)        (1)        (1)
                                                        ------     ------     ------     ------     ------     ------
    Net investment income (loss)                             4          7          5         37          8          7
                                                        ------     ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      119        262         53        210        205        171
  Cost of investments sold                                 119        263         54        196        193        160
                                                        ------     ------     ------     ------     ------     ------

    Net realized gains (losses)                              -         (1)        (1)        14         12         11
                                                        ------     ------     ------     ------     ------     ------

Change in unrealized gains (losses)                         (3)         2          -        (26)        35         24
                                                        ------     ------     ------     ------     ------     ------

    Net gains (losses) on investments                       (3)         1         (1)       (12)        47         35
                                                        ------     ------     ------     ------     ------     ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $    1     $    8     $    4     $   25     $   55     $   42
                                                        ======     ======     ======     ======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                          Fidelity Variable Insurance Products Fund II Sub-Accounts
                                                       ---------------------------------------------------------------
                                                               Asset Manager                      Contrafund
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                              $   412    $   507    $   305    $   621    $   414    $    51
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (40)       (33)       (21)      (120)       (67)       (27)
  Administrative expense                                   (12)        (9)        (6)       (33)       (18)        (6)
                                                       -------    -------    -------    -------    -------    -------
    Net investment income (loss)                           360        465        278        468        329         18
                                                       -------    -------    -------    -------    -------    -------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                    1,391      9,811      3,642      6,670     13,181      6,207
  Cost of investments sold                               1,345      9,652      3,388      5,808     12,650      5,900
                                                       -------    -------    -------    -------    -------    -------

    Net realized gains (losses)                             46        159        254        862        531        307
                                                       -------    -------    -------    -------    -------    -------

Change in unrealized gains (losses)                        178         55         (1)     2,620      1,875        373
                                                       -------    -------    -------    -------    -------    -------

    Net gains (losses) on investments                      224        214        253      3,482      2,406        680
                                                       -------    -------    -------    -------    -------    -------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                             $   584    $   679    $   531    $ 3,950    $ 2,735    $   698
                                                       =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                         Fidelity Variable
                                                        Insurance Products      Fidelity Variable Insurance
                                                       Fund II Sub-Accounts      Products Fund Sub-Accounts
                                                       ---------------------   ------------------------------
                                                             Index 500                  Money Market
                                                       ---------------------   ------------------------------
                                                         1999      1998 (a)      1999       1998       1997
                                                       ---------   ---------   --------   --------   --------
INVESTMENT INCOME
Dividends                                              $      4    $      -    $    721   $    480   $    315
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                  -           -         (87)       (63)       (41)
  Administrative expense                                      -           -         (27)       (14)        (8)
                                                       --------    --------    --------   --------   --------
    Net investment income (loss)                              4           -         607        403        266
                                                       --------    --------    --------   --------   --------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                     1,270          13     174,163    149,121    105,015
  Cost of investments sold                                1,248          13     174,163    149,121    105,015
                                                       --------    --------    --------   --------   --------

    Net realized gains (losses)                              22           -           -          -          -
                                                       --------    --------    --------   --------   --------

Change in unrealized gains (losses)                         467           3           -          -          -
                                                       --------    --------    --------   --------   --------

    Net gains (losses) on investments                       489           3           -          -          -
                                                       --------    --------    --------   --------   --------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                             $    493    $      3    $    607   $    403   $    266
                                                       ========    ========    ========   ========   ========

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           Fidelity Variable Insurance Products Fund Sub-Accounts
                                                       ---------------------------------------------------------------
                                                               Equity-Income                        Growth
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                              $ 1,128    $ 1,066    $   846    $ 2,758    $ 1,768    $   318
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (177)      (138)       (78)      (198)      (121)       (72)
  Administrative expense                                   (52)       (35)        (5)       (55)       (33)       (22)
                                                       -------    -------    -------    -------    -------    -------
    Net investment income (loss)                           899        893        763      2,505      1,614        224
                                                       -------    -------    -------    -------    -------    -------

REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                   10,696     11,949      8,773     20,878     12,013      9,943
  Cost of investments sold                               9,829     11,196      8,484     18,675     11,255      9,231
                                                       -------    -------    -------    -------    -------    -------

    Net realized gains (losses)                            867        753        289      2,203        758        712
                                                       -------    -------    -------    -------    -------    -------

Change in unrealized gains (losses)                       (526)       335      1,539      4,806      3,446      1,095
                                                       -------    -------    -------    -------    -------    -------

    Net gains (losses) on investments                      341      1,088      1,828      7,009      4,204      1,807
                                                       -------    -------    -------    -------    -------    -------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                             $ 1,240    $ 1,981    $ 2,591    $ 9,514    $ 5,818    $ 2,031
                                                       =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        Fidelity Variable Insurance     Federated Insurance Management
                                                         Products Fund Sub-Accounts          Series Sub-Accounts
                                                       ------------------------------   ------------------------------
                                                                  Overseas                 High Income Bond Fund II
                                                       ------------------------------   ------------------------------
                                                         1999       1998       1997       1999       1998       1997
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $  289     $  400     $  252     $  341     $   82     $   61
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (46)       (38)       (25)       (26)       (21)        (8)
  Administrative expense                                   (13)       (11)        (7)        (8)        (5)        (2)
                                                        ------     ------     ------     ------     ------     ------
    Net investment income (loss)                           230        351        220        307         56         51
                                                        ------     ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                   49,566     41,560     21,506     14,445      6,227      2,364
  Cost of investments sold                              49,039     41,063     20,961     14,545      6,160      2,313
                                                        ------     ------     ------     ------     ------     ------

    Net realized gains (losses)                            527        497        545       (100)        67         51
                                                        ------     ------     ------     ------     ------     ------

Change in unrealized gains (losses)                      1,671        125       (267)      (167)       (69)        48
                                                        ------     ------     ------     ------     ------     ------

    Net gains (losses) on investments                    2,198        622        278       (267)        (2)        99
                                                        ------     ------     ------     ------     ------     ------

CHANGE IN NET ASSETS RESULTING
 FROM OPERATIONS                                        $2,428     $  973     $  498     $   40     $   54     $  150
                                                        ======     ======     ======     ======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                Federated Insurance Management Series Sub-Accounts
                                                       ---------------------------------------------------------------------
                                                              Utility Fund II            U.S. Government Securities Fund II
                                                       ------------------------------   ------------------------------------
                                                         1999       1998       1997        1999         1998         1997
                                                       --------   --------   --------   ----------   ----------   ----------
INVESTMENT INCOME
Dividends                                               $  185     $  108     $   44      $   52       $   10       $    9
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (19)       (13)        (8)         (9)          (7)          (2)
  Administrative expense                                    (5)        (4)        (3)         (2)          (1)           -
                                                        ------     ------     ------      ------       ------       ------
    Net investment income (loss)                           161         91         33          41            2            7
                                                        ------     ------     ------      ------       ------       ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                    1,183        730        734       1,171        2,309          261
  Cost of investments sold                               1,120        675        665       1,168        2,281          257
                                                        ------     ------     ------      ------       ------       ------

    Net realized gains (losses)                             63         55         69           3           28            4
                                                        ------     ------     ------      ------       ------       ------

Change in unrealized gains (losses)                       (201)       120        166         (63)          26            7
                                                        ------     ------     ------      ------       ------       ------

    Net gains (losses) on investments                     (138)       175        235         (60)          54           11
                                                        ------     ------     ------      ------       ------       ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $   23     $  266     $  268      $  (19)      $   56       $   18
                                                        ======     ======     ======      ======       ======       ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        Scudder Variable Life Investment Fund Sub-Accounts
                                                       ----------------------------------------------------
                                                                    Bond                     Balanced
                                                       ------------------------------   -------------------
                                                         1999       1998       1997       1999     1998 (a)
                                                       --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $   41     $   36     $   30     $    2     $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                (6)        (4)        (3)         -          -
  Administrative expense                                    (2)        (1)        (1)         -          -
                                                        ------     ------     ------     ------     ------
    Net investment income (loss)                            33         31         26          2          -
                                                        ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      804        654        576        125          -
  Cost of investments sold                                 812        722        577        125          -
                                                        ------     ------     ------     ------     ------

    Net realized gains (losses)                             (8)       (68)        (1)         -          -
                                                        ------     ------     ------     ------     ------

Change in unrealized gains (losses)                        (42)        69         13         28          -
                                                        ------     ------     ------     ------     ------

    Net gains (losses) on investments                      (50)         1         12         28          -
                                                        ------     ------     ------     ------     ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $  (17)    $   32     $   38     $   30     $    -
                                                        ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             Scudder Variable Life Investment Fund Sub-Accounts
                                                       ---------------------------------------------------------------
                                                        Growth and Income     Global Discovery        International
                                                       -------------------   -------------------   -------------------
                                                         1999     1998 (a)     1999     1998 (a)     1999     1998 (a)
                                                       --------   --------   --------   --------   --------   --------
INVESTMENT INCOME
Dividends                                               $    1     $    -     $    -     $    -     $    4     $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                 -          -          -          -          -          -
  Administrative expense                                     -          -          -          -          -          -
                                                        ------     ------     ------     ------     ------     ------
    Net investment income (loss)                             1          -          -          -          4          -
                                                        ------     ------     ------     ------     ------     ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                       40          -         98          -        250          -
  Cost of investments sold                                  40          -        108          -        257          -
                                                        ------     ------     ------     ------     ------     ------

    Net realized gains (losses)                              -          -        (10)         -         (7)         -
                                                        ------     ------     ------     ------     ------     ------

Change in unrealized gains (losses)                          2          -         26          -         56          -
                                                        ------     ------     ------     ------     ------     ------

    Net gains (losses) on investments                        2          -         16          -         49          -
                                                        ------     ------     ------     ------     ------     ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $    3     $    -     $   16     $    -     $   53     $    -
                                                        ======     ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                                                          Strong
                                                                                                        Opportunity
                                                         Strong Variable Insurance Funds, Inc.         Fund II, Inc.
                                                                     Sub-Accounts                       Sub-Account
                                                       -----------------------------------------   ---------------------
                                                        Discovery Fund II      Growth Fund II       Opportunity Fund II
                                                       -------------------   -------------------   ---------------------
                                                         1999     1998 (a)     1999     1998 (a)     1999      1998 (a)
                                                       --------   --------   --------   --------   ---------   ---------
INVESTMENT INCOME
Dividends                                               $    -     $    -     $    -     $    -     $    1      $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                 -          -          -          -          -           -
  Administrative expense                                     -          -          -          -          -           -
                                                        ------     ------     ------     ------     ------      ------
    Net investment income (loss)                             -          -          -          -          1           -
                                                        ------     ------     ------     ------     ------      ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                       55          -      1,495          -         84           -
  Cost of investments sold                                  55          -      1,464          -         84           -
                                                        ------     ------     ------     ------     ------      ------

    Net realized gains (losses)                              -          -         31          -          -           -
                                                        ------     ------     ------     ------     ------      ------

Change in unrealized gains (losses)                         10          -        175          -         25           -
                                                        ------     ------     ------     ------     ------      ------

    Net gains (losses) on investments                       10          -        206          -         25           -
                                                        ------     ------     ------     ------     ------      ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $   10     $    -     $  206     $    -     $   26      $    -
                                                        ======     ======     ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           T. Rowe Price
                                                       International Series,
                                                         Inc. Sub-Account       T. Rowe Price Equity Series, Inc. Sub-Accounts
                                                       ---------------------   -------------------------------------------------
                                                        International Stock      New America Growth          Mid-Cap Growth
                                                       ---------------------   -----------------------   -----------------------
                                                         1999      1998 (a)       1999       1998 (a)       1999       1998 (a)
                                                       ---------   ---------   ----------   ----------   ----------   ----------
INVESTMENT INCOME
Dividends                                               $    2      $    -       $    5       $    -       $    3       $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                 -           -            -            -            -            -
  Administrative expense                                     -           -            -            -            -            -
                                                        ------      ------       ------       ------       ------       ------
    Net investment income (loss)                             2           -            5            -            3            -
                                                        ------      ------       ------       ------       ------       ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                      143           -           29            -           29            -
  Cost of investments sold                                 146           -           30            -           30            -
                                                        ------      ------       ------       ------       ------       ------

    Net realized gains (losses)                             (3)          -           (1)           -           (1)           -
                                                        ------      ------       ------       ------       ------       ------

Change in unrealized gains (losses)                         28           -            4            -           41            -
                                                        ------      ------       ------       ------       ------       ------

    Net gains (losses) on investments                       25           -            3            -           40            -
                                                        ------      ------       ------       ------       ------       ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                              $   27      $    -       $    8       $    -       $   43       $    -
                                                        ======      ======       ======       ======       ======       ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                          T. Rowe Price Equity
                                                        Series, Inc. Sub-Accounts      MFS Variable Insurance Trust Sub-Accounts
                                                       ---------------------------   ---------------------------------------------
                                                                                      Growth with Income
                                                              Equity Income                 Series              Research Series
                                                       ---------------------------   ---------------------   ---------------------
                                                           1999         1998 (a)       1999      1998 (a)      1999      1998 (a)
                                                       ------------   ------------   ---------   ---------   ---------   ---------
INVESTMENT INCOME
Dividends                                                 $   10         $    -       $    1      $    -      $    1      $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                   -              -            -           -           -           -
  Administrative expense                                       -              -            -           -           -           -
                                                          ------         ------       ------      ------      ------      ------
    Net investment income (loss)                              10              -            1           -           1           -
                                                          ------         ------       ------      ------      ------      ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                        110              -          176           -         144           -
  Cost of investments sold                                   108              -          175           -         142           -
                                                          ------         ------       ------      ------      ------      ------

    Net realized gains (losses)                                2              -            1           -           2           -
                                                          ------         ------       ------      ------      ------      ------

Change in unrealized gains (losses)                          (13)             -           19           -          46           -
                                                          ------         ------       ------      ------      ------      ------

    Net gains (losses) on investments                        (11)             -           20           -          48           -
                                                          ------         ------       ------      ------      ------      ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                                $   (1)        $    -       $   21      $    -      $   49      $    -
                                                          ======         ======       ======      ======      ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                     MFS Variable Insurance Trust Sub-Accounts
                                                       ---------------------------------------------------------------------
                                                       Emerging Growth Series    Total Return Series   New Discovery Series
                                                       -----------------------   -------------------   ---------------------
                                                          1999       1998 (a)      1999     1998 (a)     1999      1998 (a)
                                                       ----------   ----------   --------   --------   ---------   ---------
INVESTMENT INCOME
Dividends                                                $    -       $    -      $    3     $    -     $   11      $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                  -            -           -          -          -           -
  Administrative expense                                      -            -           -          -          -           -
                                                         ------       ------      ------     ------     ------      ------
    Net investment income (loss)                              -            -           3          -         11           -
                                                         ------       ------      ------     ------     ------      ------

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                       235            -          54          3        781           -
  Cost of investments sold                                  219            -          55          3        815           -
                                                         ------       ------      ------     ------     ------      ------

    Net realized gains (losses)                              16            -          (1)         -        (34)          -
                                                         ------       ------      ------     ------     ------      ------

Change in unrealized gains (losses)                         246            -          (3)         1        158           -
                                                         ------       ------      ------     ------     ------      ------

    Net gains (losses) on investments                       262            -          (4)         1        124           -
                                                         ------       ------      ------     ------     ------      ------

CHANGE IN NET ASSETS
 RESULTING FROM OPERATIONS                               $  262       $    -      $   (1)    $    1     $  135      $    -
                                                         ======       ======      ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                    Alger American Fund Sub-Accounts
                                                     ---------------------------------------------------------------
                                                           Growth           Income and Growth     Leveraged AllCap
                                                     -------------------   -------------------   -------------------
                                                       1999     1998 (a)     1999     1998 (a)     1999     1998 (a)
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $   29     $    -     $    8     $    -     $    7     $    -
Net realized gains (losses)                                7          -         12          -         15          -
Change in unrealized gains (losses)                      188          2        155          1        401          -
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           224          2        175          1        423          -
                                                      ------     ------     ------     ------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                               1,133          7        408          3        954          -
Payments on termination                                    -          -          -          -          -          -
Contract administration charges                          (55)         -        (27)         -        (38)         -
Loans - net                                                -          -          -          -          -          -
Transfers among the sub-accounts
 and with the Fixed Account - net                        170          7        186         12        334          -
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                             1,248         14        567         15      1,250          -
                                                      ------     ------     ------     ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                      1,472         16        742         16      1,673          -

NET ASSETS AT BEGINNING OF PERIOD                         16          -         16          -          -          -
                                                      ------     ------     ------     ------     ------     ------

NET ASSETS AT END OF PERIOD                           $1,488     $   16     $  758     $   16     $1,673     $    -
                                                      ======     ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                          Alger American Fund Sub-Accounts
                                                     -------------------------------------------
                                                        MidCap Growth      Small Capitalization
                                                     -------------------   ---------------------
                                                       1999     1998 (a)     1999      1998 (a)
                                                     --------   --------   ---------   ---------
FROM OPERATIONS
Net investment income (loss)                          $    8     $    -     $   10      $    -
Net realized gains (losses)                                1          -         (4)          -
Change in unrealized gains (losses)                       65          -        112           2
                                                      ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            74          -        118           2
                                                      ------     ------     ------      ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 419          -        359           4
Payments on termination                                   (1)         -          -           -
Contract administration charges                          (21)         -        (18)          -
Loans - net                                                -          -          -           -
Transfers among the sub-accounts
 and with the Fixed Account - net                         45          3         36           6
                                                      ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               442          3        377          10
                                                      ------     ------     ------      ------

INCREASE (DECREASE) IN NET ASSETS                        516          3        495          12

NET ASSETS AT BEGINNING OF PERIOD                          3          -         12           -
                                                      ------     ------     ------      ------

NET ASSETS AT END OF PERIOD                           $  519     $    3     $  507      $   12
                                                      ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                     Janus Aspen Series Sub-Accounts
                                                     ---------------------------------------------------------------
                                                            Flexible Income                      Balanced
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $  106     $   71     $   43    $   195     $  200     $   63
Net realized gains (losses)                                3         14         21      1,133        289        144
Change in unrealized gains (losses)                      (88)        (1)         9      1,562      1,313        260
                                                      ------     ------     ------    -------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            21         84         73      2,890      1,802        467
                                                      ------     ------     ------    -------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 668        107        314      3,966      1,270        476
Payments on termination                                  (67)        (7)       (34)      (299)       (63)       (51)
Contract administration charges                          (88)       (55)       (45)      (675)      (361)      (161)
Loans - net                                              (16)       (81)         3       (112)       (85)       (55)
Transfers among the sub-accounts
 and with the Fixed Account - net                       (339)       724        158        340      3,291      1,251
                                                      ------     ------     ------    -------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               158        688        396      3,220      4,052      1,460
                                                      ------     ------     ------    -------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                        179        772        469      6,110      5,854      1,927

NET ASSETS AT BEGINNING OF PERIOD                      1,669        897        428      9,343      3,489      1,562
                                                      ------     ------     ------    -------     ------     ------

NET ASSETS AT END OF PERIOD                           $1,848     $1,669     $  897    $15,453     $9,343     $3,489
                                                      ======     ======     ======    =======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                     Janus Aspen Series Sub-Accounts
                                                     ---------------------------------------------------------------
                                                                 Growth                     Aggressive Growth
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                         $   (25)   $   704     $  131    $   702    $  (102)    $  (60)
Net realized gains (losses)                            2,027        406        372      5,989        985        421
Change in unrealized gains (losses)                    7,860      3,161        640     16,727      2,976        632
                                                     -------    -------     ------    -------    -------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         9,862      4,271      1,143     23,418      3,859        993
                                                     -------    -------     ------    -------    -------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                               7,439      2,626      2,069      5,981      2,380      2,348
Payments on termination                                 (706)      (252)      (236)      (528)      (248)      (356)
Contract administration charges                       (1,402)      (879)      (514)    (1,277)      (840)      (706)
Loans - net                                             (425)      (298)      (278)      (752)      (165)      (179)
Transfers among the sub-accounts
 and with the Fixed Account - net                      2,467      4,529      3,112      1,851      2,191      1,978
                                                     -------    -------     ------    -------    -------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                             7,373      5,726      4,153      5,275      3,318      3,085
                                                     -------    -------     ------    -------    -------     ------

INCREASE (DECREASE) IN NET ASSETS                     17,235      9,997      5,296     28,693      7,177      4,078

NET ASSETS AT BEGINNING OF PERIOD                     19,087      9,090      3,794     16,169      8,992      4,914
                                                     -------    -------     ------    -------    -------     ------

NET ASSETS AT END OF PERIOD                          $36,322    $19,087     $9,090    $44,862    $16,169     $8,992
                                                     =======    =======     ======    =======    =======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                                           IAI Retirement Funds, Inc.
                                                      Janus Aspen Series Sub-Accounts             Sub-Accounts
                                                     ---------------------------------   ------------------------------
                                                             Worldwide Growth                       Regional
                                                     ---------------------------------   ------------------------------
                                                       1999        1998        1997        1999       1998       1997
                                                     ---------   ---------   ---------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $  (262)    $   693     $    91     $   22     $  127     $   73
Net realized gains (losses)                             5,892       1,900       1,170         34         17         65
Change in unrealized gains (losses)                    15,622       2,958         600        357       (142)       113
                                                      -------     -------     -------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         21,252       5,551       1,861        413          2        251
                                                      -------     -------     -------     ------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                                8,715       4,307       2,574        451        525        537
Payments on termination                                  (789)       (428)       (263)       (43)       (35)       (47)
Contract administration charges                        (1,965)     (1,444)       (765)      (149)      (195)      (154)
Loans - net                                            (1,253)       (562)       (310)       (17)       (36)       (21)
Transfers among the sub-accounts
 and with the Fixed Account - net                      (2,098)      5,862       7,235       (648)      (208)       494
                                                      -------     -------     -------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                              2,610       7,735       8,471       (406)        51        809
                                                      -------     -------     -------     ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                      23,862      13,286      10,332          7         53      1,060

NET ASSETS AT BEGINNING OF PERIOD                      29,972      16,686       6,354      2,756      2,703      1,643
                                                      -------     -------     -------     ------     ------     ------

NET ASSETS AT END OF PERIOD                           $53,834     $29,972     $16,686     $2,763     $2,756     $2,703
                                                      =======     =======     =======     ======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                 IAI Retirement Funds, Inc. Sub-Accounts
                                                     ---------------------------------------------------------------
                                                                Reserve                          Balanced
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $    4     $    7     $    5     $   37     $    8     $    7
Net realized gains (losses)                                -         (1)        (1)        14         12         11
Change in unrealized gains (losses)                       (3)         2          -        (26)        35         24
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS             1          8          4         25         55         42
                                                      ------     ------     ------     ------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                                  69          7         22        203         90         94
Payments on termination                                   (5)         -          -        (31)        (2)       (39)
Contract administration charges                           (7)        (6)        (5)       (41)       (33)       (21)
Loans - net                                                1          -         (7)       (15)        (8)         -
Transfers among the sub-accounts
 and with the Fixed Account - net                        (14)       (67)        74         56        193         70
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                                44        (66)        84        172        240        104
                                                      ------     ------     ------     ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                         45        (58)        88        197        295        146

NET ASSETS AT BEGINNING OF PERIOD                        141        199        111        678        383        237
                                                      ------     ------     ------     ------     ------     ------

NET ASSETS AT END OF PERIOD                           $  186     $  141     $  199     $  875     $  678     $  383
                                                      ======     ======     ======     ======     ======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        Fidelity Variable Insurance Products Fund II Sub-Accounts
                                                     ---------------------------------------------------------------
                                                             Asset Manager                      Contrafund
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $  360     $  465     $  278    $   468    $   329     $   18
Net realized gains (losses)                               46        159        254        862        531        307
Change in unrealized gains (losses)                      178         55         (1)     2,620      1,875        373
                                                      ------     ------     ------    -------    -------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           584        679        531      3,950      2,735        698
                                                      ------     ------     ------    -------    -------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                               1,282        765        617      6,010      2,307      1,266
Payments on termination                                 (100)      (123)       (73)      (415)       (95)      (178)
Contract administration charges                         (294)      (263)      (211)    (1,107)      (673)      (329)
Loans - net                                              (41)       (54)       (52)      (166)      (338)      (131)
Transfers among the sub-accounts
 and with the Fixed Account - net                       (306)       511        669       (389)     3,545      4,154
                                                      ------     ------     ------    -------    -------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               541        836        950      3,933      4,746      4,782
                                                      ------     ------     ------    -------    -------     ------

INCREASE (DECREASE) IN NET ASSETS                      1,125      1,515      1,481      7,883      7,481      5,480

NET ASSETS AT BEGINNING OF PERIOD                      5,400      3,885      2,404     14,385      6,904      1,424
                                                      ------     ------     ------    -------    -------     ------

NET ASSETS AT END OF PERIOD                           $6,525     $5,400     $3,885    $22,268    $14,385     $6,904
                                                      ======     ======     ======    =======    =======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                       Fidelity Variable
                                                      Insurance Products      Fidelity Variable Insurance
                                                     Fund II Sub-Accounts      Products Fund Sub-Accounts
                                                     ---------------------   ------------------------------
                                                           Index 500                  Money Market
                                                     ---------------------   ------------------------------
                                                       1999      1998 (a)      1999       1998       1997
                                                     ---------   ---------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $    4      $    -     $   607    $    403   $    266
Net realized gains (losses)                               22           -           -           -          -
Change in unrealized gains (losses)                      467           3           -           -          -
                                                      ------      ------     -------    --------   --------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           493           3         607         403        266
                                                      ------      ------     -------    --------   --------

FROM CAPITAL TRANSACTIONS
Deposits                                               4,434          20      17,060      38,647     27,467
Payments on termination                                  (13)          -      (1,171)       (100)      (108)
Contract administration charges                         (187)          -        (814)       (729)      (673)
Loans - net                                                -           -        (436)       (458)       (13)
Transfers among the sub-accounts
 and with the Fixed Account - net                        657          18        (444)    (33,765)   (26,494)
                                                      ------      ------     -------    --------   --------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                             4,891          38      14,195       3,595        179
                                                      ------      ------     -------    --------   --------

INCREASE (DECREASE) IN NET ASSETS                      5,384          41      14,802       3,998        445

NET ASSETS AT BEGINNING OF PERIOD                         41           -       9,167       5,169      4,724
                                                      ------      ------     -------    --------   --------

NET ASSETS AT END OF PERIOD                           $5,425      $   41     $23,969    $  9,167   $  5,169
                                                      ======      ======     =======    ========   ========

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                         Fidelity Variable Insurance Products Fund Sub-Accounts
                                                     ---------------------------------------------------------------
                                                             Equity-Income                        Growth
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                         $   899    $   893    $   763    $ 2,505    $ 1,614    $   224
Net realized gains (losses)                              867        753        289      2,203        758        712
Change in unrealized gains (losses)                     (526)       335      1,539      4,806      3,446      1,095
                                                     -------    -------    -------    -------    -------    -------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         1,240      1,981      2,591      9,514      5,818      2,031
                                                     -------    -------    -------    -------    -------    -------

FROM CAPITAL TRANSACTIONS
Deposits                                               5,782      3,505      2,858      7,309      3,241      3,070
Payments on termination                                 (857)      (395)      (397)    (1,101)      (354)      (410)
Contract administration charges                       (1,426)    (1,219)      (781)    (1,624)    (1,181)      (884)
Loans - net                                             (273)      (551)      (326)      (464)      (400)      (200)
Transfers among the sub-accounts
 and with the Fixed Account - net                     (1,106)     4,082      4,335        458      4,386       (413)
                                                     -------    -------    -------    -------    -------    -------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                             2,120      5,422      5,689      4,578      5,692      1,163
                                                     -------    -------    -------    -------    -------    -------

INCREASE (DECREASE) IN NET ASSETS                      3,360      7,403      8,280     14,092     11,510      3,194

NET ASSETS AT BEGINNING OF PERIOD                     23,563     16,160      7,880     23,880     12,370      9,176
                                                     -------    -------    -------    -------    -------    -------

NET ASSETS AT END OF PERIOD                          $26,923    $23,563    $16,160    $37,972    $23,880    $12,370
                                                     =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                      Fidelity Variable Insurance     Federated Insurance Management
                                                       Products Fund Sub-Accounts          Series Sub-Accounts
                                                     ------------------------------   ------------------------------
                                                                Overseas                 High Income Bond Fund II
                                                     ------------------------------   ------------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                         $   230    $   351    $   220    $   307    $    56    $    51
Net realized gains (losses)                              527        497        545       (100)        67         51
Change in unrealized gains (losses)                    1,671        125       (267)      (167)       (69)        48
                                                     -------    -------    -------    -------    -------    -------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         2,428        973        498         40         54        150
                                                     -------    -------    -------    -------    -------    -------

FROM CAPITAL TRANSACTIONS
Deposits                                               1,047        824        817        960        519        231
Payments on termination                                 (347)      (125)      (120)       (65)       (59)       (70)
Contract administration charges                         (332)      (326)      (243)      (213)      (173)       (79)
Loans - net                                              (68)       (72)       (23)       (54)       (41)       (33)
Transfers among the sub-accounts
 and with the Fixed Account - net                     (2,405)       774      1,532       (438)     1,275      1,314
                                                     -------    -------    -------    -------    -------    -------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                            (2,105)     1,075      1,963        190      1,521      1,363
                                                     -------    -------    -------    -------    -------    -------

INCREASE (DECREASE) IN NET ASSETS                        323      2,048      2,461        230      1,575      1,513

NET ASSETS AT BEGINNING OF PERIOD                      7,302      5,254      2,793      3,660      2,085        572
                                                     -------    -------    -------    -------    -------    -------

NET ASSETS AT END OF PERIOD                          $ 7,625    $ 7,302    $ 5,254    $ 3,890    $ 3,660    $ 2,085
                                                     =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                              Federated Insurance Management Series Sub-Accounts
                                                     ---------------------------------------------------------------------
                                                            Utility Fund II            U.S. Government Securities Fund II
                                                     ------------------------------   ------------------------------------
                                                       1999       1998       1997        1999         1998         1997
                                                     --------   --------   --------   ----------   ----------   ----------
FROM OPERATIONS
Net investment income (loss)                          $  161     $   91     $   33      $   41       $    2       $    7
Net realized gains (losses)                               63         55         69           3           28            4
Change in unrealized gains (losses)                     (201)       120        166         (63)          26            7
                                                      ------     ------     ------      ------       ------       ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            23        266        268         (19)          56           18
                                                      ------     ------     ------      ------       ------       ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 761        183        248         314          115           33
Payments on termination                                  (95)       (48)       (58)        (53)         (30)         (21)
Contract administration charges                         (129)       (94)       (71)        (67)         (47)         (20)
Loans - net                                               (8)       (68)       (41)        (15)         (18)         (12)
Transfers among the sub-accounts
 and with the Fixed Account - net                        (77)       966        129          58          871          118
                                                      ------     ------     ------      ------       ------       ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               452        939        207         237          891           98
                                                      ------     ------     ------      ------       ------       ------

INCREASE (DECREASE) IN NET ASSETS                        475      1,205        475         218          947          116

NET ASSETS AT BEGINNING OF PERIOD                      2,571      1,366        891       1,232          285          169
                                                      ------     ------     ------      ------       ------       ------

NET ASSETS AT END OF PERIOD                           $3,046     $2,571     $1,366      $1,450       $1,232       $  285
                                                      ======     ======     ======      ======       ======       ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                      Scudder Variable Life Investment Fund Sub-Accounts
                                                     ----------------------------------------------------
                                                                  Bond                     Balanced
                                                     ------------------------------   -------------------
                                                       1999       1998       1997       1999     1998 (a)
                                                     --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $   33     $   31     $   26     $    2     $    -
Net realized gains (losses)                               (8)       (68)        (1)         -          -
Change in unrealized gains (losses)                      (42)        69         13         28          -
                                                      ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS           (17)        32         38         30          -
                                                      ------     ------     ------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 802        125        120        259          -
Payments on termination                                  (13)       (35)       (44)         -          -
Contract administration charges                          (75)       (55)       (43)        (9)         -
Loans - net                                              (18)        (4)        (9)         -          -
Transfers among the sub-accounts
 and with the Fixed Account - net                         61        120         35         99          3
                                                      ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               757        151         59        349          3
                                                      ------     ------     ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                        740        183         97        379          3

NET ASSETS AT BEGINNING OF PERIOD                        730        547        450          3          -
                                                      ------     ------     ------     ------     ------

NET ASSETS AT END OF PERIOD                           $1,470     $  730     $  547     $  382     $    3
                                                      ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           Scudder Variable Life Investment Fund Sub-Accounts
                                                     ---------------------------------------------------------------
                                                      Growth and Income     Global Discovery        International
                                                     -------------------   -------------------   -------------------
                                                       1999     1998 (a)     1999     1998 (a)     1999     1998 (a)
                                                     --------   --------   --------   --------   --------   --------
FROM OPERATIONS
Net investment income (loss)                          $    1     $    -     $    -     $    -     $    4     $    -
Net realized gains (losses)                                -          -        (10)         -         (7)         -
Change in unrealized gains (losses)                        2          -         26          -         56          -
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS             3          -         16          -         53          -
                                                      ------     ------     ------     ------     ------     ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 173          3         66          -        131          -
Payments on termination                                    -          -          -          -          -          -
Contract administration charges                           (6)         -         (6)         -         (8)         -
Loans - net                                                -          -          -          -          -          -
Transfers among the sub-accounts
 and with the Fixed Account - net                          9          -         27          3         74          4
                                                      ------     ------     ------     ------     ------     ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               176          3         87          3        197          4
                                                      ------     ------     ------     ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS                        179          3        103          3        250          4

NET ASSETS AT BEGINNING OF PERIOD                          3          -          3          -          4          -
                                                      ------     ------     ------     ------     ------     ------

NET ASSETS AT END OF PERIOD                           $  182     $    3     $  106     $    3     $  254     $    4
                                                      ======     ======     ======     ======     ======     ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                                                  Strong Opportunity
                                                       Strong Variable Insurance Funds, Inc.          Fund, Inc.
                                                                   Sub-Accounts                       Sub-Account
                                                     -----------------------------------------   ---------------------
                                                      Discovery Fund II      Growth Fund II       Opportunity Fund II
                                                     -------------------   -------------------   ---------------------
                                                       1999     1998 (a)     1999     1998 (a)     1999      1998 (a)
                                                     --------   --------   --------   --------   ---------   ---------
FROM OPERATIONS
Net investment income (loss)                          $    -     $    -     $    -     $    -     $    1      $    -
Net realized gains (losses)                                -          -         31          -          -           -
Change in unrealized gains (losses)                       10          -        175          -         25           -
                                                      ------     ------     ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            10          -        206          -         26           -
                                                      ------     ------     ------     ------     ------      ------

FROM CAPITAL TRANSACTIONS
Deposits                                                  47          -        406          -        218           -
Payments on termination                                    -          -          -          -          -           -
Contract administration charges                           (1)         -        (11)         -         (5)          -
Loans - net                                                -          -          -          -          -           -
Transfers among the sub-accounts
 and with the Fixed Account - net                          -          -         22          -        (12)          2
                                                      ------     ------     ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                                46          -        417          -        201           2
                                                      ------     ------     ------     ------     ------      ------

INCREASE (DECREASE) IN NET ASSETS                         56          -        623          -        227           2

NET ASSETS AT BEGINNING OF PERIOD                          -          -          -          -          2           -
                                                      ------     ------     ------     ------     ------      ------

NET ASSETS AT END OF PERIOD                           $   56     $    -     $  623     $    -     $  229      $    2
                                                      ======     ======     ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        T. Rowe Price
                                                        International
                                                        Series, Inc.
                                                         Sub-Account        T. Rowe Price Equity Series, Inc. Sub-Accounts
                                                     -------------------   -------------------------------------------------
                                                     International Stock     New America Growth          Mid-Cap Growth
                                                     -------------------   -----------------------   -----------------------
                                                       1999     1998 (a)      1999       1998 (a)       1999       1998 (a)
                                                     --------   --------   ----------   ----------   ----------   ----------
FROM OPERATIONS
Net investment income (loss)                          $    2     $    -      $    5       $    -       $    3       $    -
Net realized gains (losses)                               (3)         -          (1)           -           (1)           -
Change in unrealized gains (losses)                       28          -           4            -           41            -
                                                      ------     ------      ------       ------       ------       ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            27          -           8            -           43            -
                                                      ------     ------      ------       ------       ------       ------

FROM CAPITAL TRANSACTIONS
Deposits                                                 133          -          97            1          266            7
Payments on termination                                    -          -           -            -            -            -
Contract administration charges                           (4)         -          (5)           -           (9)           -
Loans - net                                                -          -           -            -            -            -
Transfers among the sub-accounts
 and with the Fixed Account - net                          8          -          (8)           2           35            -
                                                      ------     ------      ------       ------       ------       ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                               137          -          84            3          292            7
                                                      ------     ------      ------       ------       ------       ------

INCREASE (DECREASE) IN NET ASSETS                        164          -          92            3          335            7

NET ASSETS AT BEGINNING OF PERIOD                          -          -           3            -            7            -
                                                      ------     ------      ------       ------       ------       ------

NET ASSETS AT END OF PERIOD                           $  164     $    -      $   95       $    3       $  342       $    7
                                                      ======     ======      ======       ======       ======       ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                  T. Rowe Price Equity
                                                      Series, Inc.
                                                      Sub-Accounts            MFS Variable Insurance Trust Sub-Accounts
                                                  ---------------------   -------------------------------------------------
                                                      Equity Income       Growth with Income Series      Research Series
                                                  ---------------------   -------------------------   ---------------------
                                                    1999      1998 (a)       1999        1998 (a)       1999      1998 (a)
                                                  ---------   ---------   -----------   -----------   ---------   ---------
FROM OPERATIONS
Net investment income (loss)                       $   10      $    -        $    1        $    -      $    1      $    -
Net realized gains (losses)                             2           -             1             -           2           -
Change in unrealized gains (losses)                   (13)          -            19             -          46           -
                                                   ------      ------        ------        ------      ------      ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS         (1)          -            21             -          49           -
                                                   ------      ------        ------        ------      ------      ------

FROM CAPITAL TRANSACTIONS
Deposits                                              174           3           341             3         267           4
Payments on termination                                 -           -             -             -          (1)          -
Contract administration charges                        (7)          -           (22)            -         (19)          -
Loans - net                                             -           -             -             -           -           -
Transfers among the sub-accounts
 and with the Fixed Account - net                      29           2           102             -          38           -
                                                   ------      ------        ------        ------      ------      ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                            196           5           421             3         285           4
                                                   ------      ------        ------        ------      ------      ------

INCREASE (DECREASE) IN NET ASSETS                     195           5           442             3         334           4

NET ASSETS AT BEGINNING OF PERIOD                       5           -             3             -           4           -
                                                   ------      ------        ------        ------      ------      ------

NET ASSETS AT END OF PERIOD                        $  200      $    5        $  445        $    3      $  338      $    4
                                                   ======      ======        ======        ======      ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   MFS Variable Insurance Trust Sub-Accounts
                                                     ---------------------------------------------------------------------
                                                     Emerging Growth Series    Total Return Series   New Discovery Series
                                                     -----------------------   -------------------   ---------------------
                                                        1999       1998 (a)      1999     1998 (a)     1999      1998 (a)
                                                     ----------   ----------   --------   --------   ---------   ---------
FROM OPERATIONS
Net investment income (loss)                           $    -       $    -      $    3     $    -     $   11      $    -
Net realized gains (losses)                                16            -          (1)         -        (34)          -
Change in unrealized gains (losses)                       246            -          (3)         1        158           -
                                                       ------       ------      ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS            262            -          (1)         1        135           -
                                                       ------       ------      ------     ------     ------      ------

FROM CAPITAL TRANSACTIONS
Deposits                                                  550            -         242         12        140           -
Payments on termination                                     -            -           -          -          -           -
Contract administration charges                           (30)           -          (9)         -        (10)          -
Loans - net                                                 -            -           -          -          -           -
Transfers among the sub-accounts
 and with the Fixed Account - net                         (22)           3          38          9        347           -
                                                       ------       ------      ------     ------     ------      ------
CHANGE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS                                498            3         271         21        477           -
                                                       ------       ------      ------     ------     ------      ------

INCREASE (DECREASE) IN NET ASSETS                         760            3         270         22        612           -

NET ASSETS AT BEGINNING OF PERIOD                           3            -          22          -          -           -
                                                       ------       ------      ------     ------     ------      ------

NET ASSETS AT END OF PERIOD                            $  763       $    3      $  292     $   22     $  612      $    -
                                                       ======       ======      ======     ======     ======      ======

(a)  For the Period Beginning August 17, 1998 and Ended December 31, 1998

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  ORGANIZATION

    Lincoln Benefit Life Variable Life Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

    Lincoln Benefit issues three life insurance policies, the Investor's Select, the Consultant and the Consultant SL, the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. Absent any policy provisions wherein Lincoln Benefit contractually guarantees either a minimum return or account value to the beneficiaries of the policyholders in the form of a death benefit, the policyholders bear the investment risk that the sub-accounts may not meet their stated objectives. The sub-accounts invest in the following underlying portfolios (collectively the "Funds"):

    ALGER AMERICAN FUND
      Growth
      Income and Growth
      Leveraged AllCap
      MidCap Growth
      Small Capitalization
    JANUS ASPEN SERIES
      Flexible Income
      Balanced
      Growth
      Aggressive Growth
      Worldwide Growth
    IAI RETIREMENT FUNDS, INC.
      Regional
      Reserve
      Balanced
    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
      Asset Manager
      Contrafund
      Index 500
    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
      Money Market
      Equity-Income
      Growth
      Overseas
    FEDERATED INSURANCE MANAGEMENT SERIES
      High Income Bond Fund II
      Utility Fund II
      U.S. Government Securities Fund II
    SCUDDER VARIABLE LIFE INVESTMENT FUND
      Bond
      Balanced
      Growth and Income
      Global Discovery
      International
    STRONG VARIABLE INSURANCE FUNDS, INC.
      Discovery Fund II
      Growth Fund II
    STRONG OPPORTUNITY FUND II, INC.
      Opportunity Fund, II
    T. ROWE PRICE INTERNATIONAL SERIES, INC.
      International Stock
    T. ROWE PRICE EQUITY SERIES, INC.
      New America Growth
      Mid-Cap Growth
      Equity Income
    MFS VARIABLE INSURANCE TRUST
      Growth with Income Series
      Research Series
      Emerging Growth Series
      Total Return Series
      New Discovery Series

    Lincoln Benefit provides administrative and insurance services to the policyholders for a fee. Lincoln Benefit also maintains a fixed account ("Fixed Account"), to which policyholders may direct their deposits and receive a fixed rate of return. Lincoln Benefit has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    VALUATION OF INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices at December 31, 1999.

    INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

    REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of portfolio shares by the Account and the cost of such shares, which is determined on a weighted average basis.

    FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account as the Account did not generate taxable income.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  EXPENSES

    PREMIUM TAX CHARGE AND PREMIUM EXPENSE CHARGE - Upon receipt of each premium payment and before allocation to the policy value, Lincoln Benefit deducts 2.5% of the premium to pay state premium taxes. For the Consultant and Consultant SL policies, Lincoln Benefit also deducts a premium expense charge which partially compensates for its sales expenses, including agent commissions as well as certain federal taxes and other expenses related to the receipt of premiums.

    MONTHLY DEDUCTIONS - On a monthly basis, Lincoln Benefit deducts from the policy value for certain expenses. The policy fee covers administrative expenses such as salaries, postage and periodic reports. The mortality and expense risk charge covers insurance benefits available with the contract and certain expenses of the contract. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. The cost of insurance charge covers the cost of providing insurance benefits and is based upon the issue age, sex, policy year and premium rating class of the insured.

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                                         INVESTOR'S SELECT CONTRACTS
                                               -----------------------------------------------
                                                                        UNIT ACTIVITY DURING
                                                                               1999:
                                                                      ------------------------
                                                UNITS OUTSTANDING       UNITS         UNITS
                                                DECEMBER 31, 1998       ISSUED      REDEEMED
                                               --------------------   ----------   -----------
Investments in Janus Aspen Series
 Sub-Accounts:
  Flexible Income                                     106,902             54,965       (68,133)
  Balanced                                            398,482            588,423      (527,787)
  Growth                                              768,637            556,719      (388,778)
  Aggressive Growth                                   687,591          1,535,328    (1,426,864)
  Worldwide Growth                                  1,223,045          1,251,362    (1,215,186)
Investments in IAI Retirement Funds, Inc.
 Sub-Accounts:
  Regional                                            156,040             29,263       (52,160)
  Reserve                                              11,699             13,415        (9,800)
  Balanced                                             41,137             23,276       (12,803)
Investments in Fidelity Variable Insurance
 Products Fund II Sub-Accounts:
  Asset Manager                                       326,126             96,483       (80,058)
  Contrafund                                          780,817            438,126      (326,654)
  Index 500
Investments in Fidelity Variable Insurance
 Products Fund Sub-Accounts:
  Money Market                                        699,209         13,230,100   (12,448,305)
  Equity-Income                                     1,057,243            476,437      (431,195)
  Growth                                              934,959            784,068      (700,279)
  Overseas                                            507,996          3,004,367    (3,151,118)
Investments in Federated Insurance Management
 Series Sub-Accounts:
  High Income Bond Fund II                            243,128            910,413      (923,856)
  Utility Fund II                                     138,256             68,182       (57,423)
  U.S. Government Securities Fund II                   94,210             88,892       (81,852)
Investment in Scudder Variable Life
 Investment Fund Sub-Account:
  Bond                                                 56,307             38,503       (28,754)

                                                      INVESTOR'S SELECT CONTRACTS
                                               -----------------------------------------

                                                                         ACCUMULATION
                                                UNITS OUTSTANDING         UNIT VALUE
                                                DECEMBER 31, 1999     DECEMBER 31, 1999
                                               --------------------   ------------------
Investments in Janus Aspen Series
 Sub-Accounts:
  Flexible Income                                      93,734               $15.71
  Balanced                                            459,118                28.27
  Growth                                              936,578                35.43
  Aggressive Growth                                   796,055                52.60
  Worldwide Growth                                  1,259,221                39.77
Investments in IAI Retirement Funds, Inc.
 Sub-Accounts:
  Regional                                            133,143                20.75
  Reserve                                              15,314                12.16
  Balanced                                             51,610                16.95
Investments in Fidelity Variable Insurance
 Products Fund II Sub-Accounts:
  Asset Manager                                       342,551                18.26
  Contrafund                                          892,289                21.98
  Index 500
Investments in Fidelity Variable Insurance
 Products Fund Sub-Accounts:
  Money Market                                      1,481,004                13.01
  Equity-Income                                     1,102,485                23.51
  Growth                                            1,018,748                34.81
  Overseas                                            361,245                20.36
Investments in Federated Insurance Management
 Series Sub-Accounts:
  High Income Bond Fund II                            229,685                15.20
  Utility Fund II                                     149,015                18.78
  U.S. Government Securities Fund II                  101,250                12.90
Investment in Scudder Variable Life
 Investment Fund Sub-Account:
  Bond                                                 66,056                12.73

4.  UNITS ISSUED AND REDEEMED

    (Units in whole amounts)

                                                            CONSULTANT CONTRACTS
                                               -----------------------------------------------
                                                                        UNIT ACTIVITY DURING
                                                                               1999:
                                                                      ------------------------
                                                UNITS OUTSTANDING       UNITS         UNITS
                                                DECEMBER 31, 1998       ISSUED      REDEEMED
                                               --------------------   ----------   -----------
Investments in Alger American Fund
 Sub-Accounts:
  Growth                                               1,375             116,066       (24,584)
  Income and Growth                                    1,400              58,432       (13,788)
  Leveraged AllCap                                        36              89,229       (16,239)
  MidCap Growth                                          254              62,049       (28,522)
  Small Capitalization                                 1,035              49,313       (19,265)
Investments in Janus Aspen Series
 Sub-Accounts:
  Flexible Income                                        359              51,381       (15,887)
  Balanced                                            33,546             159,739       (27,005)
  Growth                                               3,633             219,075       (39,394)
  Aggressive Growth                                      855             161,136       (54,421)
  Worldwide Growth                                    17,720             262,028       (66,697)
Investments in Fidelity Variable Insurance
 Products Fund II Sub-Accounts:
  Asset Manager                                          159              24,831        (2,545)
  Contrafund                                          41,139             171,371       (27,079)
  Index 500                                            3,617             489,759       (98,988)
Investments in Fidelity Variable Insurance
 Products Fund Sub-Accounts:
  Money Market                                        44,535           2,029,000    (1,635,639)
  Equity-Income                                        2,280             126,764       (42,026)
  Growth                                               3,080             222,068       (68,598)
  Overseas                                                 -              73,623       (55,595)
Investments in Federated Insurance Management
 Series Sub-Accounts:
  High Income Bond Fund II                             2,181              64,461       (27,278)
  Utility Fund II                                          -              33,065       (11,293)
  U.S. Government Securities Fund II                      15              24,799       (10,837)
Investments in Scudder Variable Life
 Investment Fund Sub-Accounts:
  Bond                                                   118             104,770       (42,880)
  Balanced                                               289              40,265       (10,665)
  Growth and Income                                      299              19,621        (3,688)
  Global Discovery                                       259              13,973        (8,314)
  International                                          402              36,325       (20,966)
Investments in Strong Variable Insurance
 Funds, Inc. Sub-Accounts:
  Discovery Fund II                                        -              10,500        (5,691)
  Growth Fund II                                           -             122,046       (93,424)
Investment in Strong Opportunity Fund
 II, Inc. Sub-Account:
  Opportunity Fund II                                    171              21,676        (6,414)
Investment in T. Rowe Price International
 Series, Inc. Sub-Account:
  International Stock                                     10              23,560       (12,203)
Investments in T. Rowe Price Equity
 Series, Inc. Sub-Accounts:
  New America Growth                                     229               9,713        (2,519)
  Mid-Cap Growth                                         566              25,780        (2,428)
  Equity Income                                          489              26,562        (9,264)
Investments in MFS Variable Insurance Trust
 Sub-Accounts:
  Growth with Income Series                              266              52,113       (15,334)
  Research Series                                        337              36,202       (12,049)
  Emerging Growth Series                                 268              51,902       (15,590)
  Total Return Series                                  2,047              29,547        (5,006)
  New Discovery Series                                    23              86,444       (55,518)

                                                         CONSULTANT CONTRACTS
                                               -----------------------------------------

                                                                         ACCUMULATION
                                                UNITS OUTSTANDING         UNIT VALUE
                                                DECEMBER 31, 1999     DECEMBER 31, 1999
                                               --------------------   ------------------
Investments in Alger American Fund
 Sub-Accounts:
  Growth                                               92,857               $16.02
  Income and Growth                                    46,044                16.46
  Leveraged AllCap                                     73,026                22.91
  MidCap Growth                                        33,781                15.36
  Small Capitalization                                 31,083                16.30
Investments in Janus Aspen Series
 Sub-Accounts:
  Flexible Income                                      35,853                10.47
  Balanced                                            166,280                14.88
  Growth                                              183,314                17.15
  Aggressive Growth                                   107,570                27.79
  Worldwide Growth                                    213,051                17.65
Investments in Fidelity Variable Insurance
 Products Fund II Sub-Accounts:
  Asset Manager                                        22,445                12.06
  Contrafund                                          185,431                14.30
  Index 500                                           394,388                13.76
Investments in Fidelity Variable Insurance
 Products Fund Sub-Accounts:
  Money Market                                        437,896                10.72
  Equity-Income                                        87,018                11.57
  Growth                                              156,550                16.05
  Overseas                                             18,028                15.04
Investments in Federated Insurance Management
 Series Sub-Accounts:
  High Income Bond Fund II                             39,364                10.12
  Utility Fund II                                      21,772                11.38
  U.S. Government Securities Fund II                   13,977                10.25
Investments in Scudder Variable Life
 Investment Fund Sub-Accounts:
  Bond                                                 62,008                10.14
  Balanced                                             29,889                12.79
  Growth and Income                                    16,232                11.21
  Global Discovery                                      5,918                17.95
  International                                        15,761                16.11
Investments in Strong Variable Insurance
 Funds, Inc. Sub-Accounts:
  Discovery Fund II                                     4,809                11.65
  Growth Fund II                                       28,622                21.77
Investment in Strong Opportunity Fund
 II, Inc. Sub-Account:
  Opportunity Fund II                                  15,433                14.82
Investment in T. Rowe Price International
 Series, Inc. Sub-Account:
  International Stock                                  11,367                14.44
Investments in T. Rowe Price Equity
 Series, Inc. Sub-Accounts:
  New America Growth                                    7,423                12.74
  Mid-Cap Growth                                       23,918                14.30
  Equity Income                                        17,787                11.24
Investments in MFS Variable Insurance Trust
 Sub-Accounts:
  Growth with Income Series                            37,045                12.00
  Research Series                                      24,490                13.80
  Emerging Growth Series                               36,580                20.86
  Total Return Series                                  26,588                10.99
  New Discovery Series                                 30,949                19.78

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying Consolidated Statements of Financial Position of Lincoln Benefit Life Company and subsidiary (the "Company", an affiliate of The Allstate Corporation) as of December 31, 1999 and 1998, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1999. Our audits also included Schedule IV - Reinsurance. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


/s/ Deloitte & Touche LLP

Chicago, Illinois
February 25, 2000

                          LINCOLN BENEFIT LIFE COMPANY
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                        DECEMBER 31,
                                                                --------------------------
                                                                   1999            1998
                                                                -----------    -----------
($ in thousands, except par value)

ASSETS
Investments
     Fixed income securities, at fair value
       (amortized cost $158,747 and $149,898)                   $   157,218    $   158,984
     Short-term                                                       1,919          3,675
                                                                -----------    -----------
          Total investments                                         159,137        162,659

Cash                                                                  1,110          1,735
Reinsurance recoverable from
     Allstate Life Insurance Company                              7,539,995      6,938,717
Reinsurance recoverables from non-affiliates                        260,324        199,997
Other assets                                                          4,447         12,286
Separate Accounts                                                 1,411,996        763,416
                                                                -----------    -----------
     TOTAL ASSETS                                               $ 9,377,009    $ 8,078,810
                                                                ===========    ===========

LIABILITIES
Reserve for life-contingent contract benefits                   $   419,117    $   346,974
Contractholder funds                                              7,369,664      6,785,070
Current income taxes payable                                          3,401          3,659
Deferred income taxes                                                   745          5,546
Payable to affiliates, net                                           12,723         10,536
Other liabilities and accrued expenses                                1,528          3,831
Separate Accounts                                                 1,411,996        763,416
                                                                -----------    -----------
          TOTAL LIABILITIES                                       9,219,174      7,919,032
                                                                -----------    -----------

COMMITMENTS AND CONTINGENT LIABILITIES  (NOTE 12)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
  authorized, 25,000 issued and outstanding                           2,500          2,500
Additional capital paid-in                                          116,750        116,750
Retained income                                                      39,579         34,622
Accumulated other comprehensive (loss) income:
     Unrealized net capital (losses) gains                             (994)         5,906
                                                                -----------    -----------
          TOTAL ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME          (994)         5,906
                                                                -----------    -----------
          TOTAL SHAREHOLDER'S EQUITY                                157,835        159,778
                                                                -----------    -----------
          TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            $ 9,377,009    $ 8,078,810
                                                                ===========    ===========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME

                                                         YEAR ENDED DECEMBER 31,
                                                    -------------------------------
($ in thousands)                                      1999        1998       1997
                                                    --------    --------   --------
REVENUES
Net investment income                               $ 10,740    $ 10,078   $ 10,067
Realized capital gains and losses                       (913)        134         17
Other (expense) income                                (2,311)        162        503
                                                    --------    --------   --------

INCOME FROM OPERATIONS
  BEFORE INCOME TAX EXPENSE                            7,516      10,374     10,587
Income tax expense                                     2,559       3,704      3,735
                                                    --------    --------   --------

NET INCOME                                             4,957       6,670      6,852
                                                    --------    --------   --------

OTHER COMPREHENSIVE (LOSS) INCOME, AFTER TAX
Change in unrealized net capital gains and losses     (6,900)      1,774      2,331
                                                    --------    --------   --------

COMPREHENSIVE (LOSS) INCOME                         $ (1,943)   $  8,444   $  9,183
                                                    ========    ========   ========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                            DECEMBER 31,
                                                ----------------------------------
($ in thousands)                                   1999         1998        1997
                                                ---------    ---------   ---------
COMMON STOCK                                    $   2,500    $   2,500   $   2,500
                                                ---------    ---------   ---------

ADDITIONAL CAPITAL PAID-IN                      $ 116,750    $ 116,750   $ 116,750
                                                ---------    ---------   ---------

RETAINED INCOME
Balance, beginning of year                      $  34,622    $  27,952   $  21,110
Net income                                          4,957        6,670       6,852
Dividend-in-kind                                        -            -         (10)
                                                ---------    ---------   ---------
Balance, end of year                               39,579       34,622      27,952
                                                ---------    ---------   ---------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of year                      $   5,906    $   4,132   $   1,801
Change in unrealized net capital gains
  and losses                                       (6,900)       1,774       2,331
                                                ---------    ---------   ---------
Balance, end of year                                 (994)       5,906       4,132
                                                ---------    ---------   ---------

     TOTAL SHAREHOLDER'S EQUITY                 $ 157,835    $ 159,778   $ 151,334
                                                =========    =========   =========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                           --------------------------------
($ in thousands)                                             1999        1998        1997
                                                           --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $  4,957    $  6,670    $  6,852
Adjustments to reconcile net income to net cash
  provided by operating activities
     Depreciation, amortization and other non-cash items     (5,313)          2          20
     Realized capital gains and losses                          913        (134)        (17)
     Changes in:
          Life-contingent contract benefits and
            contractholder funds                             (4,868)      1,394         427
          Income taxes payable                               (1,343)      2,973        (381)
          Other operating assets and liabilities             11,344      (2,867)     (4,606)
                                                           --------    --------    --------
               Net cash provided by operating activities      5,690       8,038       2,295
                                                           --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
     Proceeds from sales                                     17,760           -           -
     Investment collections                                  13,580      10,710      11,980
     Investments purchases                                  (39,723)    (18,587)    (18,307)
Change in short-term investments, net                         2,068      (2,646)        840
                                                           --------    --------    --------
          Net cash used in investing activities              (6,315)    (10,523)     (5,487)
                                                           --------    --------    --------

NET DECREASE IN CASH                                           (625)     (2,485)     (3,192)
CASH AT THE BEGINNING OF YEAR                                 1,735       4,220       7,412
                                                           --------    --------    --------
CASH AT END OF YEAR                                        $  1,110    $  1,735    $  4,220
                                                           ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Noncash financing activity
     Dividend-in-kind to Allstate Life Insurance Company   $      -    $      -    $    (10)
                                                           ========    ========    ========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

1.   GENERAL

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company ("LBL") and its wholly owned subsidiary, AFD, Inc. (formerly Allstate Financial Distributors, Inc), a registered broker-dealer, (collectively, the "Company"). LBL is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1999 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets a broad line of life insurance and savings products primarily through independent insurance agents and brokers. Life insurance consists of traditional products, including term and whole life, interest-sensitive life, immediate annuities with life contingencies, variable life and indexed life insurance. Savings products include deferred annuities and immediate annuities without life contingencies. Deferred annuities include fixed rate, market value adjusted, indexed and variable annuities. In 1999, annuity premiums and deposits represented 80.9% of the Company's total statutory premiums and deposits.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary surrender or withdrawal by customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses.

The Company monitors economic and regulatory developments which have the potential to impact its business. Recently enacted federal legislation will allow for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

The Company is authorized to sell life and savings products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin Islands. The top geographic locations for statutory premiums and deposits for the Company were California, Florida, Wisconsin, Pennsylvania and Illinois for the year ended December 31, 1999. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. All premiums and deposits are ceded under reinsurance agreements.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses. Short-term investments are carried at cost or amortized cost which approximates fair value.

Investment income consists primarily of interest and short-term investment dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgaged-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

REINSURANCE RECOVERABLE
The Company has reinsurance agreements whereby all premiums, contract charges, credited interest, policy benefits and certain expenses are ceded. Such amounts are reflected net of such reinsurance in the consolidated statements of operations and comprehensive income. Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's consolidated financial statements as those assets are owned and managed under terms of the reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products and certain annuities with life contingencies. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

Interest-sensitive life contracts are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charge revenue consists of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. Contract benefits include interest credited to contracts and claims incurred in excess of related contractholder account balance.

Limited payment contracts, a type of immediate annuity with life contingencies and single premium life contract, are contracts that provide insurance protection over a contract period that extends beyond the period in which premiums are collected. Gross premiums in excess of the net premium on limited payment contracts are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenues so as to result in the recognition of profits over the life of the policy.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed rate annuities, market value adjusted annuities, indexed

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

annuities and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charge revenue for investment contracts consists of charges assessed against the contractholder account balance for contract administration and surrenders. Contract benefits include interest credited and claims incurred in excess of the related contractholder account balance.

Crediting rates for fixed rate annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

Investment contracts also include variable annuity and variable life contracts which are sold as Separate Accounts products. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. The Company's contract charge revenue for these contracts consists of charges assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders.

All premiums, contract charges, contract benefits and interest credited are reinsured.

INCOME TAXES
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes arise primarily from unrealized capital gains or losses on fixed income securities carried at fair value and differences in the tax bases of investments.

SEPARATE ACCOUNTS
The Company issues deferred variable annuity and variable life contracts, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. Absent any contract provisions wherein the Company contractually guarantees either a minimum return or account value to the beneficiaries of the contractholders in the form of a death benefit, the contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated objectives.

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claim to the related assets and are carried at the fair value of the assets. In the event that the asset value of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of operations and comprehensive income. Revenues to the Company from Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense charges.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life insurance, immediate annuities with life contingencies and certain variable annuity contract guarantees, is computed on the basis of assumptions as to mortality, future investment yields, terminations and expenses at the time the policy is issued. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 6.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of interest-sensitive life and certain investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received, net of commissions, and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 6.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS
In 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. Adoption of this statement was not material to the Company's results of operations or financial position.


3.   RELATED PARTY TRANSACTIONS

REINSURANCE
The Company has reinsurance agreements whereby certain premiums, contract charges, credited interest, policy benefits and expenses are ceded to ALIC, and reflected net of such reinsurance in the consolidated statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits are not included in the Company's consolidated financial statements as those assets are owned and managed under terms of the reinsurance agreements. The following amounts were ceded to ALIC under reinsurance agreements.

                                                    YEAR ENDED DECEMBER 31,
                                                ------------------------------
($ in thousands)                                  1999       1998       1997
                                                --------   --------   --------
Premiums                                        $ 60,451   $ 30,811   $ 34,834
Contract charges                                 127,403    106,158     87,061
Credited interest, policy benefits, and other
  expenses                                       684,704    624,620    533,369

BUSINESS OPERATIONS
The Company utilizes services provided by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $26,418,

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)

$45,940 and $34,947 in 1999, 1998 and 1997, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

4.   INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                   GROSS UNREALIZED
                                                  ------------------
                                     AMORTIZED                            FAIR
                                        COST       GAINS     LOSSES       VALUE
                                     ---------    -------   --------    --------
AT DECEMBER 31, 1999
U.S. government and agencies         $  11,849    $   606   $    (30)  $  12,425
Corporate                               95,036        439     (3,282)     92,193
Municipal                               10,625         78       (108)     10,595
Mortgage-backed securities              41,237      1,372       (604)     42,005
                                     ---------    -------   --------    --------
     Total fixed income securities   $ 158,747    $ 2,495   $ (4,024)  $ 157,218
                                     =========    =======   ========    ========

AT DECEMBER 31, 1998
U.S. government and agencies         $  14,105    $ 2,498   $      -    $ 16,603
Corporate                               84,547      3,548       (151)     87,944
Foreign government                       3,031        239          -       3,270
Mortgage-backed securities              48,215      2,972        (20)     51,167
                                     ---------    -------   --------    --------
     Total fixed income securities   $ 149,898    $ 9,257   $   (171)   $158,984
                                     =========    =======   ========    ========

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 1999:

                                         AMORTIZED    FAIR
                                            COST      VALUE
                                         ---------  --------
Due in one year or less                  $   2,000  $  1,999
Due after one year through five years       38,778    38,374
Due after five years through ten years      56,887    54,579
Due after ten years                         19,845    20,261
                                         ---------  --------
                                           117,510   115,213
Mortgage-backed securities                  41,237    42,005
                                         ---------  --------
     Total                               $ 158,747  $157,218
                                         =========  ========

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

                               LINCOLN BENEFIT LIFE COMPANY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   ($ IN THOUSANDS)




NET INVESTMENT INCOME
YEAR ENDED DECEMBER 31,                   1999             1998           1997
                                          ----             ----           ----
Fixed income securities               $  10,380         $ 10,375       $ 10,032
 Short-term investments                     577              286            195
                                         ------           ------         ------
  Investment income, before expense      10,957           10,661         10,227
  Investment expense                        217              583            160
                                         ------           ------         ------
  Net investment income               $  10,740         $ 10,078       $ 10,067
                                      =========         ========       ========

REALIZED CAPITAL GAINS AND LOSSES
YEAR ENDED DECEMBER 31,                   1999             1998           1997
                                          ----             ----           ----

Fixed income securities               $   (913)         $   134        $     17
  Income taxes                            (320)              47               6
                                      --------          -------        --------
  Realized capital gains and losses,
    after tax                         $   (593)         $    87        $     11
                                      ========          =======        ========

Excluding calls and prepayments, gross gains of $1 and gross losses of $914 were realized on sales of fixed income securities during 1999. There were no gross gains or losses realized on sales of fixed income securities during 1998 and 1997.

UNREALIZED NET CAPITAL GAINS AND LOSSES
Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1999 are as follows:


                                         COST/                               GROSS UNREALIZED           UNREALIZED
                                      AMORTIZED COST         FAIR VALUE     GAINS       LOSSES          NET LOSSES
                                      --------------         ----------     -----       ------          ----------

Fixed income securities                  $ 158,747          $ 157,218       $2,495     $ (4,024)       $  (1,529)
                                        ==========          =========       ======     ========
Deferred income taxes                                                                                        535
                                                                                                       ---------
Unrealized net capital losses                                                                          $    (994)
                                                                                                       =========








CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES
YEAR ENDED DECEMBER 31,                                 1999               1998               1997
                                                        ----               ----               ----
     Fixed income securities                       $  (10,615)         $  2,729           $  3,585
     Deferred income taxes                              3,715              (955)            (1,254)
                                                   ----------          --------           --------
     (Decrease) increase in unrealized net
        capital gains                              $   (6,900)         $  1,774           $  2,331
                                                   ==========          ========           ========





SECURITIES ON DEPOSIT
At December 31, 1999, fixed income securities with a carrying value of $7,628 were on deposit with regulatory authorities as required by law.

5.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented on the following page are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverables) and liabilities (including traditional life

                            LINCOLN BENEFIT LIFE COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              ($ IN THOUSANDS)

and interest-sensitive life insurance reserves and deferred income taxes) are not considered financial instruments and are not carried at fair value.
Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. Their carrying values are assumed to approximate fair value.

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:


                                                  1999                        1998
                                                  ----                        ----
                                       CARRYING          FAIR      CARRYING          FAIR
                                        VALUE            VALUE      VALUE            VALUE
                                       --------          -----     --------          -----
Fixed income securities              $  157,218        $ 157,218  $ 158,984       $  158,984
Short-term investments                    1,919            1,919      3,675            3,675
Separate Accounts                     1,411,996        1,411,996    763,416          763,416


Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value are deemed to approximate fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:


                                                 1999                         1998
                                                 ----                         ----
                                      CARRYING            FAIR      CARRYING        FAIR
                                       VALUE              VALUE      VALUE          VALUE
                                      --------            -----     --------        -----

Contractholder funds on
  investment contracts              $ 5,716,583        $ 5,424,725  $ 5,220,485    $ 5,006,124
Separate Accounts                     1,411,996          1,411,996      763,416        763,416


The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

                         LINCOLN BENEFIT LIFE COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              ($ IN THOUSANDS)


6.  RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

At December 31, the reserve for life-contingent contract benefits consists of the following:


                                                         1999              1998
                                                         ----              ----
          Immediate annuities                         $ 79,269          $  56,683
          Traditional life                             312,130            228,734
          Other                                         27,718             61,557
                                                      --------          ---------
             Total life-contingent contract benefits  $419,117          $ 346,974
                                                      ========          =========

The assumptions for mortality generally utilized in calculating reserves include, the 1983 group annuity mortality table for immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 4.4% to 9.3% for immediate annuities and 4.0% to 8.0% for traditional life. Other estimation methods used include the present value of contractually fixed future benefits for immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

At December 31, contractholder funds consists of the following:



                                                         1999              1998
                                                         ----              ----

          Interest-sensitive life                   $ 1,656,087      $  1,572,478
          Fixed annuities:
            Immediate annuities                         123,637           105,692
            Deferred annuities                        5,589,940         5,106,900
                                                    -----------      ------------
            Total contractholder funds              $ 7,369,664      $  6,785,070
                                                    ===========      ============

Contractholder funds are equal to deposits received, net of commissions, and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Interest rates credited range from 5.2% to 7.4% for interest-sensitive life contracts; 4.4% to 9.3% for immediate annuities and 1.6% to 26.2% for deferred annuities. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 10% of deferred annuities are subject to a market value adjustment.

7. REINSURANCE

The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as the direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in losses to the Company.

The Company cedes a portion of the mortality risk on certain term life policies with a pool of reinsurers.

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Except for ALIC, no single

                           LINCOLN BENEFIT LIFE COMPANY
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ($ IN THOUSANDS)

reinsurer had a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

The following amounts were ceded to third parties under reinsurance agreements:


                                                     YEAR ENDED DECEMBER 31,
                                                 1999        1998         1997
                                                 ----        ----         ----
Premiums                                    $  201,889    $ 154,320    $173,855
Policy benefits and other expenses             182,389      202,676     182,799



8.  CORPORATION RESTRUCTURING

On November 10, 1999 the Corporation announced a series of strategic initiatives to aggressively expand its selling and servicing capabilities. The Corporation also announced that it is implementing a program to reduce expenses by approximately $600 million. The reduction will result in the elimination of approximately 4,000 current non-agent positions, across all employment grades and categories by the end of 2000, or approximately 10% of the Corporation's non-agent work force. The impact of the reduction in employee positions is not expected to materially impact the results of operations of the Company.

These cost reductions are part of a larger initiative to redeploy the cost savings to finance new initiatives including investments in direct access and internet channels for new sales and service capabilities, new competitive pricing and underwriting techniques, new agent and claim technology and enhanced marketing and advertising. As a result of the cost reduction program, the Corporation recorded restructuring and related charges of $81 million pretax during the fourth quarter of 1999. The Corporation anticipates that additional pretax restructuring related charges of approximately $100 million will be expensed as incurred throughout 2000. The Company's allocable share of these expenses were immaterial in 1999 and are expected to be immaterial in 2000.

9.  INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns

                        LINCOLN BENEFIT LIFE COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             ($ IN THOUSANDS)


are not expected to have a material impact on the financial position, liquidity or result of operations of the Company.

The components of the deferred income tax assets and liabilities at December 31, are as follow:


                                                       1999             1998
                                                       ----             ----
DEFERRED ASSETS
Unrealized net capital losses                     $     535          $      -
Other assets                                            897                 -
                                                  ---------          --------
   Total deferred assets                              1,432                 -

DEFERRED LIABILITIES
Difference in tax bases of investments               (2,177)           (2,244)
Unrealized net capital gains                              -            (3,180)
Other liabilities                                         -              (122)
                                                  ---------          --------
  Total deferred liabilities                         (2,177)           (5,546)
                                                  ---------          --------
  Net deferred liability                          $    (745)         $ (5,546)
                                                  =========          ========


The components of the income tax expense for the year ended at December 31, are as follow:


                                          1999           1998         1997
                                          ----           ----         ----
Current                                $  3,645        $ 3,262      $ 4,321
Deferred                                 (1,086)           442         (586)
                                       --------        -------      -------
   Total income tax expense            $  2,559        $ 3,704      $ 3,735
                                       ========        =======      =======


The Company paid income taxes of $3,902, $731 and $4,116 in 1999, 1998 and 1997, respectively

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:


                                          1999           1998         1997
                                          ----           ----         ----
Statutory federal income tax rate         35.0%          35.0%        35.0%
Other                                     (1.0)            .7           .3
                                          ----           ----         ----
Effective income tax rate                 34.0%          35.7%        35.3%
                                          ====           ====         ====


Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1999, approximately $340, will result in federal income taxes payable of $119 if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.

                        LINCOLN BENEFIT LIFE COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             ($ IN THOUSANDS)


10.  STATUTORY FINANCIAL INFORMATION

The Company's statutory capital and surplus was $153,632 and $146,842 at December 31, 1999 and 1998, respectively. The Company's statutory net income was $6,091, $7,201 and $6,665 for the years ended December 31, 1999, 1998 and 1997, respectively.

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Nebraska Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of statutory accounting principles, which the Company will implement in January 2001. The Company's state of domicile, Nebraska, has passed legislation revising various statutory accounting requirements to conform to codification. These requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 2000 without prior approval of the Nebraska Department of Insurance is $15,113.

RISK-BASED CAPITAL
The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December 31, 1999, RBC for the Company was significantly above a level that would require regulatory action.

                             LINCOLN BENEFIT LIFE COMPANY
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   ($ IN THOUSANDS)

11.  OTHER COMPREHENSIVE INCOME

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:


                                         1999                            1998                            1997
                              -----------------------------   --------------------------      ---------------------------------
                                                   After-                          After-                               After-
                              Pretax     Tax       Tax        Pretax     Tax        Tax        Pretax         Tax         Tax
                              ------     ---       ------     ------     ---       ------      ------         ---       ------
UNREALIZED CAPITAL GAINS
 AND LOSSES:
-------------------------
 Unrealized holding
   (losses) gains arising
   during the period        $ (11,528)  $ 4,035  $ (7,493)    $ 2,863   $(1,002)   $ 1,861     $ 3,602     $ (1,260)    $ 2,342
 Less: reclassification
   adjustments                   (913)      320      (593)        134       (47)        87          17           (6)         11
                            ---------   -------  --------     -------   -------    -------     -------     --------     -------
 Unrealized net capital
   (losses) gains             (10,615)    3,715    (6,900)      2,729      (955)     1,774       3,585       (1,254)      2,331
                            ---------   -------  --------     -------  --------    -------     -------     --------     -------
 Other comprehensive
   (loss) income            $ (10,615)  $ 3,715  $ (6,900)    $ 2,729   $  (955)   $ 1,774     $ 3,585     $ (1,254)    $ 2,331
                            =========   =======  ========     =======   =======    =======     =======     ========     =======


12.  COMMITMENTS AND CONTINGENT LIABILITIES

LEASES
The Company leases certain office facilities and computer equipment.
Total rent expense for all leases was $2,042, $1,743 and $1,596 in 1999, 1998 and 1997, respectively. Minimum rental commitments under noncancelable operating leases with initial or remaining term of more than one year as of December 31, are as follows:


                                                          1999
                                                          ----
                                           2000         $ 1,815
                                           2001             296
                                           2002              12
                                           2003              12
                                           2004              12
                                     Thereafter             264
                                                        -------
                                                        $ 2,411
                                                        =======


REGULATION AND LEGAL PROCEEDINGS
The Company's business is subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included employee benefit regulation, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, and tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance rates and benefits. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. In the opinion of management, the ultimate

                             LINCOLN BENEFIT LIFE COMPANY
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   ($ IN THOUSANDS)


liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

GUARANTY FUNDS
Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. The Company's expenses related to these funds have been immaterial. These expenses are ceded to ALIC under reinsurance agreements.

MARKETING AND COMPLIANCE ISSUES
Companies operating in the insurance and financial services markets have come under the scrutiny of regulators with respect to market conduct and compliance issues. Under certain circumstances, companies have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company monitors its sales materials and enforces compliance procedures to mitigate any exposure to potential litigation. The Company is a member of the Insurance Marketplace Standards Association, an organization which advocates ethical market conduct.


13. SALE OF BUILDING

Included within other income and expenses in the Company's consolidated statements of operations and comprehensive income for 1999, is a write-down of $798 associated with the sale of the Company's building in Lincoln, Nebraska which occurred in the first quarter of 2000. Also included in other income and expenses is the write-down of $1,200 related to unamortized building improvements recognized in the third quarter of 1999 when the building was vacated by the Company.


14. SUBSEQUENT EVENT

On January 13, 2000, the Company declared a dividend of all the common shares of AFD, Inc stock to ALIC. AFD, Inc income (loss) after taxes, included within other income and expenses and income tax expense was ($9), $136, and $580 in 1999, 1998 and 1997, respectively. Total assets for AFD, Inc were immaterial to the Company in total at December 31, 1999 and 1998.

                                LINCOLN BENEFIT LIFE COMPANY
                                 SCHEDULE IV - REINSURANCE
                                       ($ IN THOUSANDS)


                                       GROSS                        NET
YEAR ENDED DECEMBER 31, 1999           AMOUNT         CEDED        AMOUNT
----------------------------           ------         -----        ------
Life insurance in force           $ 109,520,029   $ 109,520,029  $       -
                                  =============   =============  =========

Premiums and contract charges:
       Life and annuities         $     369,540   $     369,540  $       -
       Accident and health               20,203          20,203          -
                                  -------------   -------------  ---------
                                  $     389,743   $     389,743  $       -
                                  =============   =============  =========


                                     GROSS                          NET
YEAR ENDED DECEMBER 31, 1998         AMOUNT           CEDED        AMOUNT
----------------------------         --------         -------      ------

Life insurance in force           $  97,690,299   $  97,690,299  $       -
                                  =============   =============  =========

Premiums and contract charges:
       Life and annuities         $     287,839   $     287,839  $       -
       Accident and health                3,450           3,450          -
                                  -------------   -------------  ---------
                                  $     291,289   $     291,289  $       -
                                  =============   =============  =========


                                     GROSS                          NET
YEAR ENDED DECEMBER 31, 1997         AMOUNT             CEDED       AMOUNT
----------------------------         ------             -----       ------

Life insurance in force           $  72,754,000   $  72,754,000  $       -
                                  =============   =============  =========

Premiums and contract charges:
       Life and annuities         $     277,825   $     277,825  $       -
       Accident and health               35,217   $      35,217          -
                                  -------------   -------------  ---------
                                  $     313,042   $     313,042  $       -
                                  =============   =============  =========


                           PART II - OTHER INFORMATION
                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      REPRESENTATION AS TO FEES AND CHARGES

Lincoln Benefit Life Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Policy hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit Life Company.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        UNDERTAKING AS TO INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

     Facing Sheet
     Cross-Reference Sheet

     Prospectus consisting of [  ] pages
     Undertaking to File Reports
     Undertaking As To Indemnification
     Representation As To Fees and Charges
     Representation Pursuant to Rule 6e-3(T)
     Signature Pages
     Exhibits

                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of the Lincoln Benefit Life Variable Life Account (1)

     (2)  Custodian Agreement (not applicable)

     (3)  (a)  Form of Principal Underwriting Agreement (3)

          (b)  Form of Selling Agreement (4)

          (c)  Schedule of Sales Commissions (1)

     (4)  Other Agreements  between  the depositor,  principal  underwriter, and
          custodian   with   respect  to  Registrant  or  its  securities   (not
          applicable)

     (5)  Specimen Policy (1)

     (6) (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended (1)

          (b)  By-laws of Lincoln Benefit Life Company (1)

     (7)  Insurance Company Blanket Bond (1)

     (8)  Participation Agreements

          (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company (1)

          (b) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund and Fidelity Distributors Corporation (1)

          (c) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation (1)

          (d) (1) Participation Agreement among The Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated (1)

               (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company (1)

          (e) (1) Participation Agreement between Scudder Variable Life Investment Fund and Lincoln Benefit Life Company(1)

               (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company (1)

               (3) Participating Contract and Policy Agreement between Scudder Investor Services, Inc.and Lincoln Benefit Financial Services (1)

          (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc. (1)

          (g) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Lincoln Benefit Life Company
               (1)

          (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company (1)

          (i) Fund Participation Agreement between Lincoln Benefit Life Company, Insurance Management Series and Federated Securities Corp. (1)

     (9)  Other Material Contracts (not applicable)

     (10) Form of Application for Policy (1)

2.   Opinion and Consent of Counsel (2)

3.   All financial statements omitted from the prospectus (not applicable)

4.   Not applicable

5.   Financial Data Schedule (not applicable)

6.   Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) (2)

7.   Actuarial Opinion and Consent (2)

8.   (a) Consent of Independent Auditors (filed herewith)

     (b) Consent of Attorneys (filed herewith)

9.   Table of Surrender Charge Factors and Percentages (2)

     (1) Incorporated by reference from Form S-6 Registration Statement of Lincoln Benefit Life Variable Life Account, filed March 11, 1998 (File No. 33-47717).

     (2) Incorporated by reference from Post-Effective Amendment No.1 to Form S-6 of Lincoln Benefit Life Variable Life Account, filed January
          22, 1999 (File No. 33-47717).

     (3) Incorporated by reference from Post-Effective Amendment No. 1 to Form S-6 of Lincoln Benefit Life Variable Life Account, filed January
          22, 1999 (File No. 33-47717)

     (4) Incorporated by reference from Post-Effective Amendment No. 3 to Form N-4 of Lincoln Benefit Life Variable Annuity Account, filed April 1, 1999 (File No. 333-50545, 811-7924).

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant certifies that it meets the requirements of Securities Act Rule 485 (b) for effectiveness of this amendment to its registration statement, and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska, on the 20th day of April, 2000.

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                                  (Registrant)

                        BY: LINCOLN BENEFIT LIFE COMPANY

                                   (Depositor)

                    By: /s/ B. Eugene Wraith

                    -----------------------------------------
                    B. Eugene Wraith

                    President and Chief Operating Officer

     As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURE                                   TITLE                                       DATE
---------                                   -----                                       ----
/s/ B. EUGENE WRAITH
------------------------------              President, Chief Operating
       B. Eugene Wraith                         Officer and Director                    April 20, 2000
(PRINCIPAL EXECUTIVE OFFICER)

/s/ MARVIN P. EHLY
------------------------------              Senior Vice President
       MARVIN P. EHLY                          Treasurer, Controller                    April 20, 2000
(PRINCIPAL FINANCIAL OFFICER                   and Director
and PRINCIPAL ACCOUNTING OFFICER)

/s/ LAWRENCE W. DAHL
------------------------------              Executive Vice President                    April 20, 2000
       Lawrence W. Dahl                        and Director

/s/ DOUGLAS F. GAER
------------------------------              Executive Vice President                    April 20, 2000
       Douglas F. Gaer                         and Director

/s/ ROBERT E. RICH
------------------------------              Executive Vice President                    April 20, 2000
        Robert E. Rich                         and Director

/s/ THOMAS R. ASHLEY
------------------------------              Director                                    April 20, 2000
       Thomas R. Ashley

/s/ THOMAS J. BERNEY
------------------------------              Director                                    April 20, 2000
      Thomas J. Berney

/s/ JOHN H. COLEMAN III
------------------------------              Director                                    April 20, 2000
     John H. Coleman III

/s/ RODGER A. HERGENRADER
------------------------------              Director                                    April 20, 2000
      Rodger A. Hergenrader

------------------------------              Director                                    April 20, 2000
         Kevin Slawin

/s/ J. SCOTT TAYLOR
------------------------------              Director                                    April 20, 2000
     J. Scott Taylor

------------------------------              Director                                    April 20, 2000
      Michael J. Velotta

/s/ CAROL S. WATSON
------------------------------              Director and Secretary                      April 20, 2000
       Carol S. Watson

/s/ DEAN M. WAY
------------------------------              Director                                    April 20, 2000
         Dean M. Way

------------------------------              Director                                    April 20, 2000
      Patricia W. Wilson

------------------------------
      Thomas J. Wilson, II                  Chairman of the Board,                      April 20, 2000
                                                Chief Executive Officer,
                                                and Director


                                INDEX TO EXHIBITS
                                       FOR
                       REGISTRATION STATEMENT ON FORM N-4
                  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

EXHIBIT NO.                             SEQUENTIAL PAGE NO.
-----------                            -------------------------
8(a) Independent Auditors' Consent
8(b) Consent of Counsel